UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________________ to __________________

Commission file number                         33-63026

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Morgan Stanley 401(k) Plan
c/o Morgan Stanley Benefits Department
522 Fifth Avenue
Twenty-third Floor
New York, NY 10036

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MORGAN STANLEY
1585 Broadway
New York, NY 10036

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Morgan Stanley 401(k) Plan (Name of Plan)

Date:	June 28, 2013	By:	/s/ Bruce Monte, Jr.
(Signature)
			Name:	Bruce Monte, Jr.
			Title:	Morgan Stanley Global Head of Benefits

Morgan Stanley
401(k) Plan

Employer ID No: 20-8764829
Plan Number:  003

Financial Statements as of December 31, 2012 and
2011, and for the Year Ended December 31, 2012,
and Supplemental Schedule as of December 31,
2012, and Report of Registered Independent Public
Accounting Firm

MORGAN STANLEY 401(k) PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements as of December 31, 2012 and 2011, and for the Year Ended December 31, 2012	4–21

SUPPLEMENTAL SCHEDULE —

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2012	22–52

NOTE:
All other schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Participants and Administrator of the
Morgan Stanley 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Morgan Stanley 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

New York, NY
June 28, 2013

MORGAN STANLEY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011

ASSETS:
Investments – at fair value:
Participant-directed investments	$5,540,745,975	$-
Interest in Master Trust (Note 8)	- -	3,984,343,510
Total Investments – at fair value	5,540,745,975	3,984,343,510

Receivables:
Employer contributions	241,415,142	161,713,010
Notes receivable from participants	73,169,879	51,827,994
Receivables for securities sold, and other	92,773,313	- -
Total Receivables	407,358,334	213,541,004

Total Assets	5,948,104,309	4,197,884,514

LIABILITIES:
Payables for securities purchased, and other	136,821,827	- -

NET ASSETS REFLECTING ALL INVESTMENTS
AT FAIR VALUE	5,811,282,482	4,197,884,514

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	- -	4,934,076

NET ASSETS AVAILABLE FOR BENEFITS	$5,811,282,482	$4,202,818,590

See notes to financial statements.

MORGAN STANLEY 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Contributions
Employer contributions	$152,031,400
Participant contributions	238,273,399
Rollover contributions	14,517,430
Total contributions	404,822,229

Interest in Master Trust net investment income
Net appreciation in fair value investments	577,667,683
Dividends	33,200,700
Interest	9,178,984
Interest in Master Trust net investment income	620,047,367

Interest income on notes receivable from participants	2,159,420

Total additions	1,027,029,016

DEDUCTIONS:
Benefits paid to participants	406,435,921

Total deductions	406,435,921

INCREASE IN NET ASSETS
BEFORE PLAN TRANSFERS	620,593,095

MERGER OF MORGAN STANLEY 401(k) SAVINGS PLAN NET ASSETS INTO PLAN	987,870,797

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	4,202,818,590

End of year	$5,811,282,482

See notes to financial statements.

MORGAN STANLEY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011, AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF THE PLAN

The following summary of the Morgan Stanley 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information. Terms used in this description have the same meaning as in the Plan document. On December 17, 2012, Morgan Stanley Domestic Holdings Inc., the Plan’s sponsor (the “Plan Sponsor”), approved the merger of the Morgan Stanley 401(k) Savings Plan (the “Savings Plan”)  into the Plan.  Effective at the close of business on December 31, 2012, the Savings Plan’s assets were merged into the Plan, and participants of the Savings Plan became members of the Plan.

General — The Plan is a profit-sharing plan that includes a “qualified cash or deferred arrangement” as described in section 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan’s interest in the Morgan Stanley Stock Fund is designated as an employee stock ownership plan within the meaning of Code section 4975(e)(7) to the extent provided in the Plan.

Morgan Stanley & Co. LLC is a limited liability company whose sole member is the Plan Sponsor, a corporation wholly owned by Morgan Stanley Capital Management, LLC, a limited liability company whose sole member is Morgan Stanley (the “Company”). Morgan Stanley’s Global Director of Human Resources or his or her delegate (“the Plan Administrator”) has the authority to control and manage the operation and administration of the Plan, make rules and regulations and take actions to administer the Plan.

Prior to December 31, 2012, all of the Plan’s investments were held in a trust account (“trust account”) under the Morgan Stanley Defined Contribution Master Trust (the “Master Trust”) at The Northern Trust Company, N.A. (the “Trustee”) which included commingled assets of the Plan and the Savings Plan. Effective December 31, 2012, the Master Trust ceased to be a master trust and the trust account continued to hold all assets of the Plan. Prior to January 3, 2012, The Bank of New York Mellon (the “Former Trustee”) acted as the trustee of the Master Trust.

Eligibility — U.S. benefits-eligible employees, generally defined as full-time and part-time employees (regularly scheduled to work at least 50% of the Company’s standard work week) of participating companies are eligible to participate in the Plan upon hire. Part-time employees regularly scheduled to work less than 50% of the Company’s standard work week are eligible to participate after completing one year of service and attaining age 21.

Employees who transferred from Citigroup Inc. or an affiliate (collectively, “Citigroup”) to Morgan Stanley Smith Barney Holdings LLC (“MSSB”), or a subsidiary, in connection with the formation or operation of MSSB and employees of the Company’s U.S. Residential Mortgage Business and who are U.S. benefits-eligible employees are eligible to participate in the Plan as of the date they become eligible employees of MSSB or a Saxon employee of the Company’s U.S. Residential Mortgage Business.

Eligible participants who terminate employment and are later rehired by a participating company may participate in the Plan immediately upon rehire. Individuals who are (a) classified by a participating company as non-U.S. benefits-eligible workers, interns, summer associates, contingent workers, leased workers, independent contractors or consultants, regardless of whether or not such classification is subsequently upheld for any purpose by a court or federal, state or local administrative authority; (b) covered by a collective bargaining agreement with respect to which a participating company is a party, unless such agreement provides for participation in the Plan; or (c) first hired or transferred to a participating company while in an hourly status on or after July 1, 2004, are not eligible to participate in the Plan.

Employee Contributions — Eligible participants may elect to contribute before-tax or Roth after-tax contributions of 1% to 30% of eligible pay subject to Code limits ($17,000 for 2012). Those participants who have attained at least age 50 by the end of the year may elect an additional before-tax or Roth after-tax “Catch-Up Contribution” of 1% to 30% of eligible pay, subject to Code limits ($5,500 for 2012).

Eligible participants may also elect to contribute non-Roth after-tax contributions of 1% to 30% of eligible earnings.  Participants eligible to make non-Roth after-tax contributions include eligible employees considered to be non-highly compensated employees (for 2012, employees who earned less than $233,269 during 2011).  Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans, other than other qualified plans sponsored by the Company and its affiliates. All contributions are subject to certain Code limitations.

Puerto Rico residents cannot make or receive contributions under the Plan.

Company Contributions — In addition to the eligibility requirements for each type of Company Contribution described below, to be eligible for Company Contributions for any given Plan Year, a participant must be actively at work or on an authorized leave of absence on December 31 or during the year, have terminated employment because of retirement or Release, or have become totally and permanently disabled or died. Company Contributions are generally credited to the participant accounts during the first quarter of the year following the calendar year for which the contribution amounts are determined.

Company Match: The Plan-provided Company Match formula for 2012 was one dollar for each dollar of before-tax or Roth after-tax contributions eligible participants contributed to the Plan up to a maximum of 4% of eligible pay up to the Code limit of $250,000. The maximum Company Match for 2012 was limited to $10,000.

Company Match contributions are automatically invested in the Morgan Stanley Stock Fund, if made in stock, or are invested according to each participant’s investment elections on file, if made in cash. The 2012 Company Match of $114,340,642 was made in cash of which $2,137,641 was covered by forfeitures held by the trust account. The cash contribution was recorded as employer contributions receivable as of December 31, 2012 and paid by the Company to the Plan in January 2013.

Company Match Make-up Contribution: A 2012 Company Match Make-Up Contribution, for eligible employees who transferred from Citigroup to Morgan Stanley in connection with the formation or operation of MSSB, was determined by calculating what the Citigroup company match would have been if the participant had remained in the Citigroup 401(k) Plan for the full year minus the actual 2012 company match amounts paid in the Citigroup 401(k) Plan and the Plan combined. As a result of the Savings Plan’s merger into the Plan, a cash contribution was paid by the Company in May 2013 to the Plan and recorded as employer contributions receivable by the Plan as of December 31, 2012.

Fixed Contribution: Eligible employees with annualized base pay and eligible pay for the year of $100,000 or less; who are not employed as Financial Advisors, Producing Assistant Branch Managers, Producing Branch Managers, or Producing Sales Managers (or equivalent title), Advisory Directors or

Senior Advisors (or equivalent title) as of December 31, and not a Saxon employee of Morgan Stanley’s U.S. Residential Mortgage Business receive a Fixed Contribution of 2% of eligible pay regardless of whether they contribute to the Plan or receive a Company Match. The 2012 Fixed Contribution of $9,911,625, was recorded as employer contributions receivable as of December 31, 2012 and paid in cash by the Company in January 2013.

Citi Pension Transition Contributions: To be eligible for Citi Pension Transition Contributions, employees must have been notified by Citigroup that their prior plan benefit opportunity qualified them for transition contributions under the Citigroup 401(k) Plan and they must have been at least age 45 with five or more years of service, including prior Citigroup service, as of December 31, 2010. Citi Pension Transition Contributions may be available for up to 10 Plan Years as determined by the Plan Sponsor beginning with the 2011 Plan year (deposited into accounts in 2012).

The Citi Pension Transition Contributions are based on the one-time calculation Citigroup performed to determine the percentage of annual eligible pay for the annual transition contributions under the Citigroup 401(k) Plan. As a result of the Plan’s merger into the Plan, a cash contribution was paid by the Company in January 2013 to the 401(k) Plan and recorded as employer contributions receivable by the Plan as of December 31, 2012.

Morgan Stanley Transition Contribution:  Eligible employees are those who earned a Morgan Stanley pension benefit or received a 401(k) Plan Retirement Contribution during 2010 and were employed by a participating company and were at least age 45 with five or more years of service at December 31, 2010. Eligible employees receive a Morgan Stanley Transition Contribution regardless of whether or not they contribute to the Plan. Morgan Stanley Transition Contributions may be available under the Plan for up to 10 Plan Years as determined by the Plan Sponsor, beginning with the 2011 Plan year.

The Morgan Stanley Transition Contribution is based on a formula generally intended to provide 80% of (1) minus (2):

1.	Under the Plan provisions in effect in 2010:

The estimated value of the benefit the employee would have earned under the Pension Plan (or what the employee would have received as a Retirement Contribution in the Plan), plus

The Company Match the employee would have received had the employee contributed 6% of eligible pay to the Plan (regardless of how much the employee actually contributed).

2.	Under the Plan provisions in effect during the applicable Plan year:

The Company Match the employee would have received had the employee contributed 4% of eligible pay to the Plan (regardless of how much the employee actually contributed), plus

The Fixed Contribution for the Plan year, if applicable.

The amount of the 2012 Morgan Stanley Transition Contribution of $29,916,774 was recorded as employer contributions receivable as of December 31, 2012 and paid in cash by the Company in January 2013.

As a result of the Savings Plan merger into the Plan, the 2012 Savings Plan Company Contribution of $89,383,742 was recorded by the Plan as employer contributions receivable as of December 31, 2012 and paid in cash by the Company to the Plan in January 2013.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, allocations of the Company contributions and Plan earnings, and charged with an allocation of Plan losses and administrative expenses not otherwise paid by the Plan Sponsor. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan which are subject to change from time to time. As of December 31, 2012, the Plan offered and held within the trust (see Note 8) 12 mutual funds, 16 commingled or collective trust funds, one employer stock fund, and six separate accounts.

The Plan is intended to meet the requirements of section 404(c) of ERISA, with the result that participants, and no other fiduciaries, are responsible for the investments selected by participants for their Plan accounts.

Employer Stock Provisions – The portion of the Plan that is invested in “employer securities” (as defined in the Code) in the Morgan Stanley Stock Fund is designated an employee stock ownership plan to the extent provided in the Plan, and subject to additional plan provisions, including the right for eligible participants to elect to receive current cash dividend distributions relating to the Morgan Stanley Stock Fund.  Certain employees, including employees of Morgan Stanley Wealth Management joint venture with Citigroup (formerly known as Morgan Stanley Smith Barney LLC) were not eligible to elect current cash dividend distributions relating to the Morgan Stanley Stock Fund as of December 31, 2012.

Voting and Tender Rights —Each participant may direct a vote on shares of Company common stock allocated to his or her Plan account and is notified by the trustee prior to the time that such right is to be exercised. Unvoted shares, including shares held in the Plan’s forfeiture account, are voted in the same proportion as the total actual votes cast for or against the matter under consideration. Shares for which no tender direction is given by the participant to the trustee will not be tendered. If there is a tender for less than all shares or if there are more tender directions than can be satisfied, participant shares are tendered on a pro rata basis.

Vesting — Participants are vested immediately in their contributions plus earnings thereon. Participants newly hired on or after January 1, 2004, are vested in any Company contributions upon the earlier of: (i) completion of three years of service, or (ii) termination of employment due to death, Retirement, Release or Total and Permanent Disability, each as defined by the Plan.

Other— Certain reservists and persons who provide military service are entitled to additional rights under the Plan. Additional rules apply in the event that the Plan becomes top-heavy as described in the Code.

Forfeitures — Forfeitures are used to reduce the year-end Company contributions. The forfeited nonvested account balance of $2,137,641 was used to reduce the Company Match contributions for the year ended December 31, 2012, which was funded in 2013.

Notes Receivable from Participants — Generally, participants may borrow from their Plan account up to the lesser of $50,000 or 50% of their vested account balance. The loan is secured by the balance in the participant’s account and bears interest at a rate determined by the Plan Administrator. Fixed and Transition Contributions are not eligible for loans. Each loan processed incurs a $75 administrative fee. Generally, principal and interest are paid ratably through payroll deductions back to the individual participant’s account. Participants may only have one outstanding loan at a time.

Domestic Relations Orders — Generally, participants that submit a domestic relations order for qualification incur a $750 qualification fee which will be paid in equal shares from the Participant’s and Alternate Payee’s accounts

Payment of Benefits — Participants may elect to receive all or a portion of their vested account balance following termination of employment.

Participants may withdraw any vested amount allocated to their accounts while in service after attaining age 59-1/2. In the event of a hardship (as defined in the Plan), participants regardless of age may withdraw their vested employee and Company contributions to the extent permitted by the Plan. Voluntary employee contributions made before 1984 and after-tax employee contributions made after 1983 also may be withdrawn in service without regard to the participant’s age, subject to Plan terms. Payments are made in cash and/or in-kind in shares of Morgan Stanley stock at the direction of the participant. Non-hardship withdrawals are limited to eight per year.

A participant may elect to receive his or her vested interest in the Morgan Stanley Stock Fund in kind in the form of shares recorded electronically in book entry form on the records of the Company’s transfer agent, Computershare via its Direct Registration System (“DRS”) service.

Plan Termination — Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In such event, participants become fully vested in any Company contributions to the extent required by the Code.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The Plan’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates — The preparation of financial statements requires Plan management to make estimates and assumptions regarding the valuation of certain financial instruments that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from the estimates and assumptions used.

Administrative Expenses — Administrative expenses of the Plan are paid by the Plan, unless paid by the Plan’s Sponsor, as provided in the Plan document. The Plan Sponsor is under no obligation to pay the Plan’s administrative expenses. Investment fund balances were reduced by $614,230 during the year ended December 31, 2012 for administrative fees of the Plan and the Savings Plan.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. All amounts allocated to participants who elected to withdraw from the Plan during the years ended December 31, 2012 and 2011 were paid prior to the respective year end.

Risks and Uncertainties — The Plan utilizes various investment options. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s interest in the Master Trust and Participant-directed investments are measured at fair value. The Plan’s allocation of Master Trust realized and unrealized gains and losses on the investments carried at fair value are reflected in

Investment income—Net appreciation in fair value investments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. (See Note 10)

In determining fair value, the Plan uses various valuation approaches and establishes a hierarchy for inputs used in measuring fair value that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Plan. Unobservable inputs are inputs that reflect the Plan’s assumptions about the assumptions other market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

Level 2 — Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 — Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary from product to product and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the product. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Plan in determining fair value is greatest for instruments categorized in Level 3 of the fair value hierarchy.

The Plan considers prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation the observability of prices and inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified from Level 1 to Level 2 or Level 2 to Level 3 of the fair value hierarchy. In addition, a downturn in market conditions could lead to declines in the valuation of many instruments.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level of the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The fair value of the remaining Plan investments, other than the Stable Value Program (See Note 5), is based on the last sales price, the prevailing bid price or the prevailing net asset value at the close of the last trading day of the year.

In accordance with GAAP, the Stable Value Program is included at fair value in investments in the statements of net assets available for benefits as of December 31, 2011 and an additional line item is presented representing the adjustment from fair value to contract value. Effective July 31, 2012, the Stable Value Program was replaced by the BlackRock Liquidity Funds – FedFund.

Plan investments are recorded on a trade date basis. The cost of Plan investments is based on the average cost method for individual securities.

Dividend income is recognized on the ex-dividend date. Benefits are recorded when paid. All other accounting records of the Plan, including, but not limited to, interest and dividends earned on investments, are recorded on an accrual basis.

Management fees and operating expenses charged to each of the investment options under the Plan are deducted from income earned and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance. Interest is repaid monthly and any delinquent interest payments as of December 31, 2012 and 2011 were immaterial. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

New Accounting Pronouncements — In May 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting update that clarified existing fair value measurement guidance and changed certain principles or requirements for measuring fair value or disclosing information about fair value measurements. This update resulted in common principles and requirements for measuring fair value and for disclosing information about fair value measurement in accordance with GAAP and International Financial Reporting Standards. The guidance became effective for the Plan beginning on January 1, 2012. (See Note 10)

3.	INVESTMENTS

The Plan’s individual investments at fair value that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 are as follows:

Morgan Stanley Common Stock Fund	$1,019,934,795
BlackRock Liquidity Funds – FedFund	596,179,889
Mellon S&P 500 Index	389,733,002
MSIF Cap Growth	361,438,819
MSIF Emerging Markets	330,260,603

The individual investments at fair value in the Master Trust that represented 5% or more of the net assets of the Master Trust available for benefits as of December 31, 2011 are as follows:

Morgan Stanley Common Stock Fund	$727,354,675
Stable Value Program	569,438,610
Mellon S&P 500 Index	328,473,545
MSIF Cap Growth	320,118,791
MSIF Emerging Markets	267,848,445

4.	DERIVATIVE INSTRUMENTS AND COMMITMENTS TO PURCHASE AND REVERSE REPURCHASE AGREEMENTS

Derivative instruments are permitted in the Plan’s portfolio only to the extent that they comply with all of the Plan’s policy guidelines, and are consistent with the Plan’s risk and return objectives. In addition, derivative instruments may be used only if they are deemed to be more attractive than a similar direct investment in the underlying cash market, or if the investment vehicle is being used to manage the risk of the portfolio. Any use of derivative instruments may not result in exposure of the Plan to investment sectors that are otherwise prohibited under the investment guidelines.

The investment guidelines established with each separate account manager for the Plan set forth the guidelines for the commitments that an investment manager may make with respect to derivative instruments. This investment policy does not apply to unleveraged securitized pools of assets or instruments with structured payment characteristics. Within the scope of the investment guidelines, the Plan may be invested in futures and options contracts and swaps.

Risks arise from adverse changes in the fair value of these contracts (market risk) and from losses that result from the failure (or absence) of internal controls to prevent or detect problems (control risk).

Futures and Options — The trust held certain futures contracts on Eurodollars at December 31, 2012 and 2011 within the underlying investments of the PIMCO Real Return Fund and PIMCO Core Fixed Income Fund during 2012 and 2011, and the Stable Value Program during 2011. Both written and purchase options were used in the underlying investments. When the investment manager purchases or writes an option, an amount equal to the premium paid or received by the Plan is recorded as an asset or liability and is subsequently adjusted to the current market value of the option purchased or written. The fair value of these investments during 2012 and 2011 was immaterial and the changes in fair value are accounted for as net appreciation in fair value of investments in the statement of changes in net assets available for benefits.

Swaps — Under the investment managers’ standard International Swap and Derivatives Association agreements, counterparty risk is limited by provisions which allow for the mutual exchange of collateral should a swap’s market value exceed $250,000. Further, the investment managers are instructed to restrict trading to only those counterparties with the largest capitalization and highest credit ratings in the industry. Investment manager policy is to execute swaps only with counterparties whose credit rating is A-/A3 or better, unless otherwise approved by the Plan. As of December 31, 2012 and 2011, the investment assets held by the Plan included positions in several interest rate swaps where fixed rates were paid to counterparties in exchange for floating rates. These assets were held within the underlying investments of the PIMCO Core Fixed Income Fund and PIMCO Real Return Fund during 2012 and 2011 and the Stable Value Program during 2011. The Plan had several positions in credit default swaps as of December 31, 2011 within the underlying investments of the PIMCO Real Return Fund and the

PIMCO Core Fixed Income Fund. The Plan also had several positions in inflation swaps as of December 31, 2012 within the underlying investments of the PIMCO Real Return Fund. The fair value of these investments during 2012 and 2011 was immaterial and the changes in fair value are accounted for as net appreciation in fair value of investments in the statement of changes in net assets available for benefits

Forward Foreign Currency Contracts — The Plan may enter into forward foreign currency contracts in order to hedge certain foreign currency denominated investments. Forward foreign currency commitments, however, are generally entered into with counterparties of high credit quality; therefore, the risk of nonperformance by the counterparties is considered negligible. Additionally, the Plan’s investment guidelines require that the forward foreign currency contracts be restricted in their application and used for economic hedging purposes. The Plan had positions in forward foreign currency contracts in the PIMCO Real Return Fund and MSIM Emerging Market Debt SA Fund as of December 31, 2012 and within the underlying investments of the Stable Value Program and the PIMCO Real Return Fund as of December 31, 2011. The fair value of these investments during 2012 and 2011 was immaterial and the changes in fair value are accounted for as net appreciation in fair value of investments in the statement of changes in net assets available for benefits

Investments sold but not yet purchased (commitment to purchase agreements) and securities purchased under agreements to resell (reverse repurchase agreements)  — The investment manager, PIMCO, entered into several positions as a seller of “to be announced” securities (“TBA securities”), a tool used to purchase or sell mortgage pass-through securities (“MBS”). PIMCO has advised that it may choose to continue rolling TBA securities to a future delivery date on behalf of the Plan rather than taking delivery of the MBS securities. The fair value of investments sold but not yet purchased was $22,558,455 as of December 31, 2011. The fair value of securities purchased under agreements to resell was $254,892 and $21,400,000 as of December 31, 2012 and 2011, respectively. Changes in fair value are accounted for as net appreciation in fair value of investments in the statement of changes in net assets available for benefits

5.	INVESTMENT CONTRACTS

The Stable Value Program (the “Program”) was a separately-managed account held for the Plan within the Master Trust whereby participants had the opportunity to execute Plan transactions at contract value. Contract value generally represented contributions made to the Program, plus earnings, less participant withdrawals and certain expense items. The Program was terminated in 2012 at contract value and removed as an investment option under the Plan after July 31, 2012

The Program was primarily composed of a portfolio of bonds and other fixed income securities owned by the Master Trust, plus investment contracts issued by financial institutions that are designed to provide (i) a contract value “wrap” around the majority of the Program’s underlying fixed income portfolio (the “Wrapped Assets”) and (ii) a stabilized interest crediting rate on the Wrapped Assets (the “Wrap Crediting Rate”), which was reset monthly, but not below zero. Under an agreement among the Plan Sponsor, Program Advisor and contract issuers, the (i) Wrap Crediting Rate, as determined under each wrap contract, after deducting the cost of each contract, was not to be less than 1.50% per year from November 1, 2009 through March 31, 2011 and was not to be less than 1.00% per year from April 1, 2011 through October 31, 2011, and was not to be less than 0.50% per year after November 1, 2011, unless renegotiated, and (ii) cost of each wrap contract was to be limited to eight basis points per annum on Wrapped Assets. The wrap contracts sought to amortize realized and unrealized gains and losses on the Wrapped Assets over their duration through adjustments to future Wrap Crediting Rates. Unless otherwise agreed upon, the primary variables impacting future Wrap Crediting Rates included the current yield, duration, any existing difference between market and contract values of the Wrapped

Assets and contract issuer, and Program and portfolio management fees. In addition to its Wrapped Assets, for liquidity purposes, the Program invested in short-term cash and equivalents which were not subject to the wrap contracts or otherwise guaranteed. The Program Crediting Rate (or yield) was the annualized rate a participant received on an investment in the Program equal to the sum of (i) the Wrap Crediting Rate multiplied by the percentage of the Program’s assets that were Wrapped Assets, and (ii) the annualized actual market returns on the Program’s assets invested in short-term cash and equivalents (which changed daily) multiplied by the percentage of the Program’s assets invested for liquidity, adjusted for costs.

Wrap Contracts — Although the terms of the Program’s wrap contracts varied, wrap contracts generally were structured to be “evergreen”, subject to certain termination provisions. Wrap contracts typically permitted termination by the entity retained by the Plan’s investment committee to manage the Program’s wrap contracts and liquidity (the “Program Advisor”) upon notice at market value. Also, wrap contracts typically provided for automatic termination if the contract value or the market value of the contract equaled zero. If the market value equaled zero due to a contract value withdrawal (but not a market value withdrawal), the contract issuer generally needed to pay the Program the remaining contract value. If the Program defaulted in its obligations under the agreement and such default was not cured within the time permitted, then the wrap contract could be terminated by the contract issuer at market value. Generally, wrap contracts permitted the contract issuer or Program Advisor to elect at any time to convert the wrapped portfolio to a declining duration strategy whereby the contract would have terminated on a date which was based on the duration of the Wrapper Assets on the date of such election (“Amortization Election”). After the effective date of an Amortization Election, the Wrapped Assets were required to conform to the guidelines agreed upon by the contract issuer and the Program Advisor for the Amortization Election period. Such guidelines were intended to result in a contract value equaling market value of the Wrapped Assets by such termination date. Other termination events would have applied under a particular wrap contract.

Certain Risks —It was the policy of the Program to maintain a stable net asset value (NAV), although there was no guarantee that the Program would be able to do so. If any wrap contract terminated or otherwise failed to support the Program’s contract value, and if the market value of Wrapped Assets was less than their contract value, the Program’s NAV was subject to decline. The Program’s ability to receive amounts due under the wrap contracts was dependent on the issuers’ ability to meet their financial obligations. The wrap issuers’ ability to meet their contractual obligations under the wrap contracts were subject to future economic and regulatory developments.

As of December 31, 2011, the Program’s yield was 0.50%, its contract value was $574,372,686, and its fair market value net of receivables and payables was $569,438,610.

6.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

As of December 31, 2012, there were 35 investment options within the trust available in the Plan, seven of which are managed by Morgan Stanley Investment Management, 27 of which are managed by third parties and one of which is an employer stock fund (the Morgan Stanley Stock Fund). Management fees paid out of the trust for 2012 were $1,673,469 of which $47,116 related to party-in-interest investments. Total party-in-interest investments amounted to $2,458,671,527 and $2,993,222,172 as of December 31, 2012 and 2011, respectively. The Mellon S&P 500 Fund is a common collective trust sponsored by the Former Trustee. Total investments for this fund were $328, 473,545 as of December 31, 2011. The Dreyfus Corporation, an affiliate of The Bank of New York Mellon, was an external investment advisor for the Stable Value Program under the Plan until it was no longer available as an investment option in 2012. The Stable Value Program held $574,372,686 as of December 31, 2011. The remaining party-in-interest investments, with assets totaling $2,458,671,527 and $2,090,475,941 as of December 31, 2012

and 2011, respectively, and appreciation of $275,730,941 during the year ended December 31, 2012, are the Morgan Stanley Stock Fund and funds managed by Morgan Stanley Investment Management, an affiliate of the Plan Sponsor.

Certain officers and employees of the Plan Sponsor (who may also be participants in the Plan) perform administrative services related to the operation, record keeping and financial reporting of the Plan. The Plan Sponsor pays these salaries and other administrative expenses on behalf of the Plan. Certain fees, including fees for the investment management services, to the extent not paid by the Plan Sponsor, are paid by the Plan.

As of December 31, 2012 and 2011, the trust held 449,545,109 units and 406,334,128 units, respectively, of common stock of Morgan Stanley with a cost basis of $1,422,528,754 and $1,428,084,797, respectively. Eligible participants have the opportunity to elect to receive current cash payment of the dividends paid on the Morgan Stanley Stock Fund held within the Plan to the extent provided in the Plan. The Morgan Stanley Stock Fund had dividend income of $11,192,039 for the year ended December 31, 2012.

7.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service (the “IRS”) has determined and informed the Plan Sponsor by a letter dated May 13, 2009, that the Plan and its related trust were designed in accordance with the applicable provisions of the Code. The Plan has been amended since receiving this letter, however, the Plan Sponsor and the Plan Administrator believe the Plan is currently designed and operated in compliance with the applicable requirements of the Code. On January 30, 2012, the Plan Sponsor submitted an application to the IRS for a determination that the Plan and its related trust continue to be designed in accordance with the applicable provisions of the Code.

The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain tax positions taken by the Plan that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Sponsor believes it is no longer subject to income tax examinations for years prior to 2009.

8.	INTEREST IN MORGAN STANLEY DEFINED CONTRIBUTION MASTER TRUST

All of the Plan’s investments are held in a trust account at the Trustee. Prior to January 3, 2012, the trust account was held by the Former Trustee. Prior to December 31, 2012, all of the Plan’s investments consisted of an interest in an investment account of the Master Trust, established by the Plan Sponsor and administered by the trustee. Use of the Master Trust permitted the commingling of certain assets of the Plan and the Savings Plan for investment and administrative purposes. However, although these assets of the Plan and the Savings Plan were commingled in the Master Trust for investment purposes, the trustee maintained supporting records for the purpose of allocating the net appreciation or depreciation of the investment account to the participating plans. The net investment income of the investment assets was allocated by the trustee to each participating plan based on the performance of each investment attributable to each plan. The Plan did not participate in the BlackRock Liquidity Funds - FedFund Institutional Portfolio held in the Master Trust until August 1, 2012, and the Savings Plan did not participate in the Stable Value Program held in the Master Trust. As of December 31, 2011, the Plan’s interest in the Master Trust was approximately 87%.

The following table represents the fair values of the investments of the Master Trust as of December 31, 2011:

Investments:
Registered investment companies
Equity
Party-in-interest	$1,192,436,620
Other	345,464,053
Money Market (other)	53,215,996
Real Estate Investment Trust (party-in-interest)	97,997,675
Fixed income (other)	136,026,346
Managed Accounts
Morgan Stanley Common Stock (party-in-interest)	727,354,675
PIMCO Real Return (other)	131,073,049
PIMCO Core Fixed Income (other)	148,273,995
MSIM Emerging Markets Debt SA (party-in-interest)	72,686,972
Systematic Mid Cap Value (other)	26,335,524
Stable Value Program (party-in-interest)	569,438,610
Common collective trust—balanced
Party-in-interest	328,473,545
Other	733,801,614
Investments at fair value	4,562,578,674
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	4,934,076

Total investments	$4,567,512,750
Plan’s interest in Master Trust investments at fair value	$3,984,343,510

In accordance with GAAP, the Master Trust presents investment contracts at fair value, as well as an additional line item above and on the Plan’s statement of net assets available for benefits showing an adjustment of the fully benefit-responsive investment contracts from fair value to contract value. Net investment income for the investment contracts is presented on a contract value basis. Fair value is based on the market value of underlying portfolio. The contract value represents contributions made to the Stable Value Program, plus earnings, less participant withdrawals and less fees paid.

The following table represents net investment appreciation (depreciation) for the Master Trust for the year ended December 31, 2012:

Net appreciation (depreciation):
Registered investment companies
Equity
Party-in-interest	$164,692,572
Other	48,118,369
Money market (other)*	5,573,134
Real Estate Investment Trust (party-in-interest)	38,275,629
Fixed income (other)	44,056,271
Commodities (other)	5,922,323
Managed Accounts
Morgan Stanley Common Stock (party-in-interest)	60,160,230
T. Rowe Price Large Cap Value (other)	4,988,155
PIMCO Real Return (other)	29,298,332
PIMCO Core Fixed Income (other)	22,851,961
Shenkman Capital High Yield Bond (other)	(1,197,651)
MSIM Emerging Markets Debt SA (party-in-interest)	12,602,510
Systematic Mid Cap Value (other)	8,908,813
Common collective trusts—balanced
Party-in-interest	79,961,766
Other	148,533,064

Total net appreciation in fair value of investments	672,745,478

Total interest**	39,116,838
Total dividends	9,870,830

Total Master Trust net investment income	$721,733,146

Plan's interest in Master Trust net investment income	$620,047,367

* The BlackRock Liquidity Funds - FedFunds Institutional Portfolio was only available as an investment option for participants of the Savings Plan through July 31, 2012 and then became an available investment option for participants of the Plan.

** Includes appreciation related to the Stable Value Program. The Stable Value Program was only available as an investment option for participants of the Plan through July 31, 2012, when the investment was removed from the 401(k) Plan

9.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2011. There were no reconciling items as of December 31, 2012:

Net assets available for benefits per the financial statements	$4,202,818,590
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts	(4,934,076)

Net assets available for benefits per the Form 5500	$4,197,884,514

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to net income per the Form 5500 for the year ended December 31, 2012:

Increase in net assets available for benefits per the financial statements	$620,593,095
Adjustment from contract value to fair value for fully
benefit-responsive investment contracts December 31, 2011	4,934,076

Net income per the Form 5500	$625,527,171

10.	FAIR VALUE MEASUREMENTS

The following investment option disclosures apply to the investment funds as of December 31, 2012 and 2011.

Registered Investment Companies (“RIC’s”) – Mutual funds are registered with the Securities and Exchange Commission and are intended to meet the requirements of the Investment Company Act of 1940 with respect to income distribution, fee structure, and diversification of assets. Mutual funds are generally marked to quoted prices or net asset value (“NAV”) and are categorized in Level 1 of the fair value hierarchy if based upon prices which are observable in an active market. The PIMCO Foreign Bond (unhedged) fund requires the trustee to calculate the fair value since the fund has a daily interest rate factor that pays a monthly dividend and therefore the fund is categorized as Level 2 of the fair value hierarchy. During 2012, the trust account held investments in MSIF Funds, the Royce Special Equity Fund, Highbridge Dynamic Commodities, PIMCO Low Duration Fund, PIMCO Foreign Bond (unhedged) and the BlackRock Liquidity Funds - FedFund Institutional Portfolio. During 2011, the trust account held investments in MSIF Funds, the Royce Special Equity Fund, the Dodge & Cox Stock Fund, the Invesco Van Kampen Growth & Income Fund, the Stone Harbor High Yield Bond Fund and the Eaton Vance Global Macro Absolute Return Fund. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the BlackRock Liquidity Funds - FedFund Institutional Portfolio investment option which has no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

Managed Accounts – The Plan holds investments in the Morgan Stanley Common Stock Fund (“the Fund”) holding Morgan Stanley common stock and containing a short-term investment fund to facilitate participant transactions in and out of the Fund. The NAV of the Fund is determined by the trustee based on observable inputs provided by the investment manager, but is not listed or traded on an active exchange and therefore the fund is categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. The Company has specific rules that govern employee transactions in Morgan Stanley stock. Employees may transact in Morgan Stanley stock (including the Fund) only during a window period. Shorter window periods apply to those employees deemed Access Persons (as defined in the Company’s employee trading policy) by the Company. Access Persons are prohibited from selling the Fund within six months of a purchase.

The separate accounts (“Separate Accounts”) are professionally managed portfolios of securities that use pooled money to buy investments owned by the trust account for the benefit of participants. The participants share in the appreciation and depreciation in proportion to their contribution to the account. Separate Accounts are administered and supervised by investment managers who decide how to invest  funds contributed by investors. During 2012 and 2011, the Plan held separate account investments in the MSIM Emerging Markets Debt Fund, the Systematic Mid Cap Value Fund, the Shenkman Capital High Yield Bond Fund, the T. Rowe Price Large Cap Value Fund, the PIMCO Core Fixed Income Fund, the PIMCO Real Return Fund and the Stable Value Program. The trustee is responsible for determining the Separate Accounts’ fair value. Terms of the agreements with the investment managers (“Investment Management Agreements”) for the Separate Accounts, other than the Stable Value Program, permit the termination of the agreement and the distribution of the Separate Accounts’ securities at fair value and, as such, the Separate Accounts, other than the Stable Value Program, are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. With the exception of the Stable Value Program, an investment option until July 31, 2012 which had no restrictions on sales, the Plan prohibits the sale of these investment options within 30 days of a purchase into that investment option.

The Stable Value Program invested in wrap contracts with Royal Bank of Canada, Bank of America and NATIXIS Financial Products, which were collateralized by shares of the PIMCO Core Moderate Duration Portfolio and the JPMorgan Custom Stable Value Portfolio, which were separately managed accounts, and the BlackRock Custom Stable Value Portfolio, which consisted of commingled funds. In addition to the wrap contracts and collateralized assets, the Program invested in the MSILF Prime Portfolio and a short-term investment fund at the Former Trustee. The Program was carried at contract value and the fair value of the underlying assets was determined by the Program Advisor. The Dreyfus Corporation, who had management responsibility for the Program. Since participants transacted in the Stable Value Program Fund at contract value and the fair value of the underlying assets was determined by the Program Advisor, the fair value of the Stable Value Program was categorized as Level 3 in the fair value hierarchy. There were no unfunded commitments, no restricted redemption notice periods and no restriction on the frequency of redemptions.

Common/ Collective Trust Funds –  Each investment fund is administered and supervised by its respective investment manager who decides how to invest the contributed funds. The investment manager is responsible for determining the fund’s NAV. If there is a fee accrual, the trustee is responsible for determining the fair value. During 2012 and 2011, the trust account held investments in funds managed by BlackRock, Inc., in the Pyramis Select International Small Cap Fund, in the Artisan International Growth Trust and in a collective trust sponsored by the Former Trustee. Terms of the Investment Management Agreements permit the termination of the agreement and the receipt of the fund securities at fair value within 30 days and, because transactions into or out of the funds are at fair value, Common/ Collective Trust Funds are categorized as Level 2 of the fair value hierarchy. There were no unfunded commitments and no restricted redemption notice periods. Other than the funds managed by BlackRock, Inc., from which the Plan does not restrict the frequency of redemptions, the Plan prohibits the sale of the Common/ Collective Trust Fund investment options within 30 days of a purchase into that investment option. A 2% redemption fee applies to all transfers out of the Pyramis Select International Small Cap Fund within 90 days of acquisition for disposition of shares other than for loans, hardship withdrawals, minimum required distributions, redemptions pursuant to systematic withdrawal programs, forfeiture of assets, return of excess contribution amounts, redemptions related to death, disability, or qualified domestic relations orders and payment of plan fees.

The following tables set forth by level within the fair value hierarchy the Plan’s investment assets at fair value as of December 31, 2012 and the Master Trust’s investment assets of as December 31, 2011. There were no transfers of investment funds between levels for either year.

	Plan’s Investment Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,360,778,229	$-	$-	$1,360,778,229
Money Market Funds	593,529,517	-	-	593,529,517
Real Estate Investment Trust Funds	141,755,920	-	-	141,755,920
Fixed Income Funds	37,012,599	51,603,956	-	88,616,555
Commodity Fund	6,099,748	-	-	6,099,748
Managed Accounts
Morgan Stanley Common Stock Fund	-	1,015,963,824	-	1,015,963,824
T. Rowe Price Large Cap Value	-	401,992,114	-	401,992,114
PIMCO Real Return	-	178,671,969	-	178,671,969
PIMCO Core Fixed Income	-	150,719,949	-	150,719,949
Shenkman Capital High Yield Bond	-	100,109,226	-	100,109,226
MSIM Emerging Markets Debt SA	-	85,848,230	-	85,848,230
Systematic Mid Cap Value	-	36,959,524	-	36,959,524

Common/ Collective Trusts	-	1,335,652,656	-	1,335,652,656

Total Investment in the Plan	$2,139,176,013	$3,357,521,448	$-	$5,496,697,461

	Master Trust’s Investment Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets	Significant Observable Inputs	Significant Unobservable Inputs

	Level 1	Level 2	Level 3	Total
Registered Investment Companies
Equity Funds	$1,537,900,673	$-	$-	$1,537,900,673
Money Market Funds	53,215,996	-	-	53,215,996
Real Estate Investment Trust Funds	97,997,675	-	-	97,997,675
Fixed Income Funds	90,834,164	45,192,182	-	136,026,346
Managed Accounts
Morgan Stanley Common Stock Fund	-	727,354,675	-	727,354,675
PIMCO Real Return	-	148,273,995	-	148,273,995
PIMCO Core Fixed Income	-	131,073,049	-	131,073,049
MSIM Emerging Markets Debt SA	-	72,686,972	-	72,686,972
Systematic Mid Cap Value		26,335,524		26,335,524
Stable Value Program	-	-	569,438,610	569,438,610

Common/ Collective Trusts	-	1,062,275,159	-	1,062,275,159

Total Investment in Master Trust	$1,779,948,508	$2,213,191,556	$569,438,610	$4,562,578,674

Changes in Level 3 Assets  Measured at Fair Value — The table below sets forth a summary of changes in the fair value of the Master Trust’s Level 3 investment for the year ended December 31, 2012.

	Balance, beginning of year	Realized, gains/(losses)	Unrealized, gains/(losses)	Purchases	Sales	Settlements	Balance, end of year	The amount of total gain (loss) for the period included in net assets attributable to the change in unrealized gain (loss) related to assets still held at the reporting date
Stable Value Program	$569,438,610	$5,829,557	$-	$569,101,789	$(590,967,384)	$(553,402,572)	$-	$-

The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

11.	SUBSEQUENT EVENTS

For the year ended December 31, 2012, subsequent events were evaluated through the date the financial statements were issued. There were no subsequent events requiring recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULE

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Cash and cash equivalents
	Cash			$621,991
	Interest-Bearing Cash	Foreign Currency And Collaterals		25,540,309
	Cash Collateral	Payable From Credit Suisse Ag		260,000

	U.S. Government Securities
	Fed Natl Mtg Assn	Gtd Mtg Pool #Ad9083 4due 07-01-2025 Reg		19,722
	Fed Natl Mtg Assn	Gtd Mtg Pool #Al1378 6due 02-01-2027 Beo		387,105
	Federal Home Ln Mtg Corp	Remic Ser 3923 Cl Sg Fltg Rt		26,685
	Federal Home Ln Mtg Corp	3918 Cs Fltg 9-15-2041		128,283
	Federal Natl Mtg Assn Gtd Mtg	Ah6737 4 2-1-2026		1,818,363
	Federal Natl Mtg Assn Gtd Mtg	Pool #Ah9391 4% 03-01-2026		355,225
	Federal Natl Mtg Assn Gtd Mtg	Pool #Ai2095 4% 05-01-2026		1,543,938
	FHLMC	Gold Q0-0543 Q00543 4.5 05-01-2041		625,812
	FHLMC	Gold Single Family 4% 30 Years Settles January		1,067,500
	FHLMC	Multiclass Ser 3828 Cl Sy 02-15-2041 Fltg		25,515
	FHLMC	Multiclass Ser 3951 Cl Us Fltg 02-15-2040		103,413
	FHLMC	Preassign 00074 2.375 01-13-2022		1,044,675
	FNMA	Pool #Ab1475 4.5% 09-01-2040 Beo		35,980
	FNMA	Pool #Ab1609 4% 10-01-2025 Beo		2,164,802
	FNMA	Pool #Ab2054 3.5% 01-01-2026 Beo		2,977,163
	FNMA	Pool #Ab3314 4.5 07-01-2041		678,641
	FNMA	Pool #Ad8425 3.5% 09-01-2025 Beo		351,889
	FNMA	Pool #Ae6120 4% 10-01-2040 Beo		800,127
	FNMA	Pool #470989 2.9% Due 06-01-2020 Beo		425,977
	FNMA	Remic Tr 2010-2 Cl-Gf Fltg 12-25-2049		216,573
	FNMA	Ser 2011-40 Cl Sx Var Rt Due 11-25-2040		21,015
	FNMA	Ser 2011-86 Cl Nf Fltg Rt Due 09-25-2041		189,318

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	U.S. government securities (continued)
	FNMA	Single Family Mortgage 4.5% 30 Years Settles Feb		$(3,238,710)
	FNMA	Single Family Mortgage 4.5% 30 Years Settles Jan		19,443,510
	FNMA	Single Family Mortgage 4% 15 Years Settles Jan		(1,070,781)
	FNMA	Single Family Mortgage 4% 30 Years Settles Feb		4,285,000
	FNMA	Single Family Mortgage 5% 30 Years Settles Jan		3,249,375
	FNMA	Single Family Mtg 5 30 Years Settles Feb		3,249,843
	FNMA	Fnra 361225be#Mbs Remic Adjustable 12-25-2036		366,438
	FNMA	2.375 Due 07-28-2015		3,154,071
	GNMA I	Single Family Mtg 3 30 Years Settles Feb		2,121,562
	Fannie Mae	Fltg Ser 2007-34 Cl S 04-25-2037		278,407
	FHLMC	Multiclass Ser 3147 Cl Ls 04-15-2036		379,121
	FHLMC	Multiclass Ser 3218 Cl As 09-15-2036		360,961
	FHLMC	Multiclass Ser 3218 Cl Sa Flg Rt Due 09-15-2036		40,369
	FNMA	Fnr 2007-56 Gs Flt Rt 06-25-2037		391,460
	FNMA	Fr Cmo 25/03/37 Usd 03-25-2037		38,972
	FNMA	Remic Ser 2005-84 Cl-Sg Flt Rt 10-25-2035		196,071
	FNMA	Remic Tr 2009-87 Cl-Hs Var Rate 11-25-2039		38,911
	FNMA	Ser 2007-32 Cl Sa Fltg Rt 04-25-2037		142,179
	FNMA	Ser 2007-4 Cl Sl Fltg Rt 02-25-2037		27,024
	FNMA	Ser 2007-89 Cl Sd Fltg Rt 09-25-2037		289,693
	FNMA	2007-15 Cl Ai Var 03-25-2037		81,047
	NCUA	Gtd Nts Tr 2010-R2 Gtd Nt Cl I-A Due 11-06-2017 Reg		653,607
	FNMA	Remic Tr 2011-60 Cl-Oa Prin Only 08-25-2039 Reg		402,612
	Small Business Admin	Gtd Dev Partn Ctf 5.12 Due 11-01-2027		1,133,464
	Tsy	Infl Ix N/B 0.75% Deb 02-15-2042 02-15-2042		2,915,154
	United States Of Amer	Treas Bonds 5.0808725 04-15-2028		12,695,705

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	U.S. government securities (continued)
	United States Of Amer	Treas Notes 1.375 Nts Tips 1/15/2020		$4,945,296
	United States Of Amer	Treas Bds Index Linked 1.75 Due 01-15-2028		2,715,663
	United States Of Amer	Treas Bds Inflation Index Linked 3.875% 04-15-2029		6,996,854
	United States Of Amer	Treas Bds 2.125 2-15-2041		1,091,843
	United States Of Amer	Treas Nts Dtd 00399 04-15-2017		13,305,389
	United States Of Amer	Treas Nts Dtd 00410 .75% Due 06-30-2017 Reg		9,043,383
	United States Of Amer	Treas Nts Dtd 08/15/2012 1.625% Due 08-15-2022		14,305,507
	United States Of Amer	Treas Nts Dtd 08/31/2012 .625% Due 08-31-2017		1,198,874
	United States Of Amer	Treas Nts Index Linked 2.375 Due 01-15-2017		266,635
	United States Of Amer	Treas Nts 1.25% Tips 15/04/20 Usd1000 07-15-2020		6,165,393
	United States Of Amer	Treas Nts 2 Due 02-15-2022		413,656
	United States Of Amer	Treasury Bills 08-22-2013 Dtd08/23/2012		360,704
	United States Of Amer	Bds Index Linked Notes 2.375 Due 01-15-2027 Reg		1,897,794
	United States Of Amer	Bds Index Linked 2.00 Due 01-15-2026 Reg		2,751,128
	United States Of Amer	Bds Index Linked 2.5 Due 01-15-2029 Reg		9,373,602
	United States Of Amer	Infl Indexed Bonds 2.375 Due 01-15-2025 Beo		21,355,256
	United States Of Amer	Nts Index Linked Note .125 Due 01-15-2022 Reg		3,163,104
	United States Of Amer	Nts Index Linked Notes 1.375 Due 07-15-2018 Reg		1,748,181
	United States Of Amer	Nts Index Linked Notes 1.625 Due 01-15-2015 Reg		5,019,577
	United States Of Amer	Treasury Nts Index Linked 1.875 Due 07-15-2013		127,974
	United States Of Amer	Treasury Nts Index Linked 1.875 Due 07-15-2015 Reg		129,656
	United States Of Amer	Treasury Nts Index Linked 1.875 Due 07-15-2019 Reg		20,569,838
	United States Of Amer	Treasury Nts Index Linked 2.00 Due 01-15-2016 Reg		2,067,544
	United States Of Amer	Treasury Nts Inflation Indexed 2.00 Due 07-15-2014 Reg		2,848,917
	United States Of Amer	Treasury Nts Inflation Linked 2.50 Due 07-15-2016 Reg		10,793,975
	United States Of Amer	Treasury Nts Tips Dtd 07-15-2011 07-15-2021		6,883,295

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	U.S. government securities (continued)
	United States Of Amer	Treasury Nts Tips 07-15-2022		$21,293,059
	United States Of Amer	Treasury Dtd 02/15/2010 02-15-2040		471,119
	United States Of Amer	Treasury Nts 0.5% Tips 15/04/15 Usd1000 04-15-2015		7,796,433
	United States Of Amer	Treasury Nts 1.125% Tips 15/1/21 Usd1000 01-15-2021		8,259,352
	United States Of Amer	Treas Zero Cpn 1.75% Due 05-15-2022		10,540,622
	United States Of Amer	Treas 1% Due 08-31-2019		7,754,300
	United States Of Amer	Treas 1% Due 11-30-2019		5,743,810
	United States Of Amer	Treas 2.625 Due 07-15-2017		1,337,413

	Preferred securities — corporate debt instruments
	Bhp Billiton Fin	6.5% Due 04-01-2019		382,590
	Wesfarmers Ltd	144a 2.983 Due 05-18-2016		1,256,077
	Vale Overseas Ltd	6.875% Due 11-21-2036		123,958
	Potash Corp	Sask 6.5% Due 05-15-2019		707,207
	Canadian Imperial Bk	Comm Toronto Ont Bd 144a 2% Due		700,980
	Callidus Debt Partners	Clo Fd Iv Ltd / Csr Secd Nt A-1b Fltg 144a 17 Apr 2020		412,448
	Ipic Gmtn Ltd	Med Term Nt 144a 5% Due 11-15-2020 Beo		568,500
	Venture Vii Cdo Ltd / Venture Vii	Cdo Co Var Rt Due 01-20-2022		576,000
	Wind Riv Clo I Ltd / Wind Riv	Clo I Corp Cl A-1 Fltg 144a Var 12-19-2016		105,868
	Vale Overseas Ltd	4.625% Due 09-15-2020		216,100
	Banco Santander Chile	New Sr Nt Fltg 144a Var Rt Due 01-19-2016		290,250
	Total Cap	4.45% Due 06-24-2020		463,333
	Ing Bk	Nv Fltg Due 10-18-2013 Beo		1,208,315
	Rabobank Nederland	Global Medium Term Ntvar Rt Due 02-04-2013		599,970
	Shell Intl	Fin B V 3.25% Due 09-22-2015		213,624
	Statoil	Asa 3.125 Due 08-17-2017		653,020
	Granite Master Issuer Plc	2006-3 Mtgbacked Nt Cl A7 Due 12-20-2054 Reg		299,314

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Preferred securities — corporate debt instruments (continued)
	Granite Mtgs	03-3 Plc 2003-3 Cl 1b Fltg Rate Due 01-20-2044		$65,068
	Granite Master Issuer Plc	2006-1 Nt Cl A5 144a Var Rt 12-20-54		689,332
	Royal Bk Scotland Plc	Sr Nt Fltg Rate Due 08-23-2013 Reg		277,912
	Vodafone Group Plc	4.15% Due 06-10-2014		1,213,057
	Vodafone Group Plc	4.15% Due 06-10-2014		104,919
	Goldman Sachs Grp	Fr Snr Nts 05/2015 Eur1000		781,785
	Anheuser Busch	2.5% Due 03-26-2013		502,309
	Bhp Finance Ltd	5.4% Due 03-29-2017		699,882
	Citigroup Inc	Sr Nt Fltg Rate Due 11-05-2014 Reg		694,751
	Citigroup Inc	5.85 Due 07-02-2013 Beo		1,025,504
	Banc Amer Coml Mtg Tr	2007-3 Cl A-2 Flt Rt Due 06-10-2049 Beo		56,242
	Citigroup Coml Mtg Tr	2007-Cd4 A2b 5.205 12-11-2049 Beo		64,631
	Coml Mtg Tr	2007-Gg9 Mtg Passthru Ctf Cl A-4 5.444 Due 03-10-2039 Reg		575,860
	Commercial Mtg Ln Tr	2008-Ls1 Mtg Pass Thru Ctf Cl A-4b Due 12-10-2049		357,607
	CR Suisse Coml Mtg Tr	Ser 2007-C5 Due 09-15-2040 Reg		314,594
	Credit Suisse Coml Mtg Tr	Ser 2007-C2 Cl A-2 Var Rt Due 01-15-2049		14,354
	CWMBS Inc	Ser 2004-Hyb2 Cl 6-A Flt Rt Due 07-20-2034		198,406
	GS Mtg Secs Corp	Ser 2005-Ar6 Cl 1a1due 09-25-2035 Reg		328,307
	GS Mtg Secs Corp	2004-Cw1 Cl Iia-1 6% Due 04-01-2034		408,888
	J P Morgan Chase Coml Mtg Secs	2006-L Cl A-4 5.399 Due 05-15-2045		459,255
	Wachovia Bk Coml Mtg Tr	Coml Mtg Pass-Th Cl A-2 5.5 10-15-48		57,982
	Wachovia Bk Coml Mtg Tr	2004-C14 Passthru Ctcl A-4 5.047 06-15-2014		381,910
	Cons Nat Gas Co	5 Due 03-01-2014 Beo		713,333
	Dexia Cr Loc Acting Thru Its Ny	Gtd Nt Fltg Rate 144a Due 03-05-2013		2,995,350
	Entergy Ark Inc	3.75% Due 02-15-2021		328,172
	HSBC FIN CORP	GLOBAL NT FLTG RATE DUE 06-01-2016 REG		990,862

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Preferred securities — corporate debt instruments (continued)
	Hsbc Fin Corp	6.676% Due 01-15-2021		$2,200,718
	Jpmorgan Chase &	3.45% Due 03-01-2016		212,402
	Merrill Lynch & Co Inc	Med Term Nts Btranche # Tr 00667 5.45 Due 02-05-2013		502,170
	Merrill Lynch & Co Inc	Tranche # Tr 00677 6.875% Due 04-25-2018		602,727
	4times Sqr Tr	06-4ts Cmlmtg Pasthru Ctf 144a Cl A 5.4 Due 121328		359,854
	Banc Amer Coml Mtg Tr	2007-3 Coml 6-10-2049		56,263
	Citigroup Commercial Mtg Tr	2010-Rr3 Mlsr Var Rt 05-14-2017		575,874
	J P M Chase Cml Mtg Secstr	2011-C 11-C3 Cl A-3 4.3877 02-16-46		571,557
	J P Morgan Chase Coml Mtg	Secs2011-C4 A-3 4.1063 Due 07-15-2018		901,486
	Obp Depositor Llc Tr	2010 Obp Ctf 144a 4.6462 Due 07-15-2045		586,759
	Rbssp Resecuritization Tr	2010-1 Cl 2-A1 144a Var 07-26-2045		499,119
	Efs Volunteer No 3 Llc	Ser 2012-1 Cl A-1 Var Rt Due 10-25-2021		229,594
	Ed Ln Fdg Master Tr-Ii	2006-2 Ast Backed Nt A-3l 144a 08-25-2028		192,930
	Groupe Bpce	2.375 Due 10-04-2013		908,267
	Hillmark Fdg Ltd	2006-1a Cl A1 Fltg 05-21-2021		578,286
	Kingsland I Ltd/Corp	2005-1a Cl A-1a Var Rt Due 06-13-2019		384,279
	Navigare Fdg I	Nt Cl A Fltg 144a 3c7 05-20-19		395,748
	Stone Str Tr Tr	Secs Redeemable 144a 5.902% Due 12-15-2015		547,330
	Southern Co	2.375% Due 09-15-2015		624,844
	Verizon Wireless	5.55% Due 02-01-2014		944,770
	Wellpoint Inc	3.3% Due 01-15-2023		307,801
	Wells Fargo & Co	4.375% Due 01-31-2013		401,189

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments
	Goodman Fdg Pty Ltd	Gtd Sr Nt 144a6.375% Due 11-12-2020		$425,169
	National Australia Bank	144a 2.5 Due 01-08-2013		500,125
	Sydney Airport	Finance 144a 5.125 Due 02-22-2021		444,880
	Aircastle Ltd	6.75% Due 04-15-2017		758,630
	Banco Santander S A	Global Ntranche # Tr00009 Var Rt Due 3-18-2014		398,573
	Petrobras Intl	Fin 3.875% Due 01-27-2016		633,002
	Barrick Gold Corp	Nt 6.95 Due 04-01-2019		622,112
	Cascades Inc	7.75% Due 12-15-2017		378,585
	Cascades Inc	7.875% Due 01-15-2020		199,155
	Encana Corp	6.5% Due 05-15-2019		493,725
	Quebecor Media Inc	Sr Nt 5.75 Due 01-15-2023 Beo		380,404
	Valeant Pharmaceuticals Intl	Sr Nt6.375 Due 10-15-20		536,250
	Teck Resources Ltd	4.5% Due 01-15-2021		435,216
	Celulosa Arauco Y	5% Due 01-21-2021		425,422
	Arcelormittal Sa	5.75% Due 08-05-2020		501,005
	Rci Banque S A	Nt 144a 3.4% Due 04-11-2014 Beo		304,771
	Driver Eight Gmbh Frn A	Bkd 02/2017 Eur 'A'		318,041
	Kabel Deutschland	Tl D Fac 31/12/2016		531,127
	Unitymedia Hessen Gmbh & Co Kg	144a 5.5 01-15-2023		774,375
	Ardagh Packaging	9.125% Due 10-15-2020		511,210
	Intesa Sanpaolo S P A	Sr Med Term Nt Cl X 6.5		316,112
	Intesa Sanpaolo Spa	Fltg Rt 144a Due 02-24-2014		1,198,658
	Nissan Mtr Accep Corp	Nt 1.95 Due 09-12-2017		405,465
	Bank Korea	Flt Rt 20/03/2015		615,114
	Convatec Healthcare E S A	Sr Nt 144a 10.5% Due 12-15-2018/12-22-2010		532,508

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Silver Ii Borrower S C A	7.75 Due 12-15-2020/12-13-2012		$672,750
	Banco Mercantil	4.375% Due 07-19-2015		314,250
	Petroleos	5.5% Due 01-21-2021		116,850
	Deutsche	Telekom 4.875% Due 07-08-2014		952,254
	Lyondellbasell Inds N V	6 Due 11-15-2021		664,807
	Leaseplan Corp N V	3 10-23-2017 Reg		504,675
	Kommunalbanken As	1.75% Due 10-05-2015		412,480
	Sparebank 1 Boligkreditt	144a 1.25deb 10-25-2013		603,600
	Telefonica Emisiones S A U	Sr Nt Fltg Var Rt Due 02-04-2013/02-03-2013		499,463
	Dufry Fin Sca	Gtd Nt 5.5 Due 10-15-2020		517,500
	Arran Residential Mortgages	Ser 2011-1a Cl A1b Var Rt 144a 19/11/2047		224,664
	Jpmorgan Chase London	0 Due 09-18-2018 Beo		537,339
	Barclays Bank Plc	9.0% Credit Linked 144a 19/09/2018 Idr		2,426,988
	Jpmorgan Chase London	11 Due 11-17-2020		1,832,219
	Anglo Amern Cap	2.15% Due 09-27-2013		604,255
	Ensco Plc Formerly	4.7% Due 03-15-2021		112,536
	Intelsat Jackson	7.25% Due 04-01-2019		541,800
	Virgin Media Fin	4.875% Due 02-15-2022		1,026,590
	Mgm Resorts Intl	Mandatory Exch Mgm Resorts 4t1kac4 1/17/2013		309,970
	Access Midstream	4.875% Due 05-15-2023		761,250
	Aes Corp	Sr Nt 7.375 Due 07-01-2021		539,460
	Allbritton	8% Due 05-15-2018		498,015
	Ally Finl Inc	Gtd Nt 6.25 Due 12-01-2017		179,369
	Ally Finl Inc	5.5 Due 02-15-2017		427,905
	Altria Group Inc	9.7% Due 11-10-2018		426,978
	Amc Entmt Inc	New Sr Sub Nt 9.75 12-1-2020		761,145

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Amc Networks Inc	7.75 Due 07-15-2021		$233,580
	American Renal Hldgs Inc	Sr Secd Nt 8.375 Due 05-15-2018		404,160
	Ameristar Casinos	7.5% Due 04-15-2021		812,812
	Amern Casino &	11% Due 06-15-2014		215,775
	Amern Resdntl Svcs	12% Due 04-15-2015		195,800
	Appalachian Pwr Co	7.95% Due 01-15-2020		679,530
	Atwood Oceanics Inc	6.5 Due 02-01-2020		537,500
	Boyd Gaming Corp	9.125% Due 12-01-2018		493,680
	Cablevision Sys	Sr Nt 8 Due 04-15-2020		351,390
	Cablevision Sys	5.875% Due 09-15-2022		650,812
	Calumet Specialty	9.375% Due 05-01-2019		244,125
	Cantor Fitzgerald	7.875% Due 10-15-2019		512,615
	Cco Hldgs Llc	5.125% Due 02-15-2023		847,875
	Cco Hldgs Llc	6.625% Due 01-31-2022		1,121,997
	Centurylink Inc	5.8 Due 03-15-2022		1,014,842
	Centurylink Inc	7.65% Due 03-15-2042		445,217
	Choice Hotels Intl	5.75% Due 07-01-2022		336,680
	Cin Bell Inc	New 8.25% Due 10-15-2017		629,260
	Cin Bell	Sr Sub Nt 8.75 Due 03-15-2018		442,942
	Cinemark Usa Inc	7.375% Due 06-15-2021		265,200
	Cit Group Inc	New 5.25% Due 03-15-2018		574,590
	Clean Hbrs Inc	5.25% Due 08-01-2020		445,147
	Banc Amer	Re-Remic Tr 2010-Uber5 Due02-17-2051 Beo		815,864
	Bear Stearns	Arm Tr Ser 2004-10 Cl I2a5 2.965128% Due 01-25-2035		303,065
	Gs Mtg Secs Corp	2005-Ar7 Mtg Passthru Ctf Cl 2a1 Due 11-25-2035		189,821
	Gs Mtg Secs Tr	2010-C2 3.849 Due 12-10-2043 Beo		310,420

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Structured Adj Rate Mtg Ln Tr	Due 11-25-2034 Reg		$165,120
	Thornburg Mtg Secs Tr	2007-4 Mtg Pass Thru Ctf Cl 3a-1 Due 09-25-2037		172,310
	Wamu Mtg	Pass-Thru Ctfs Ser 2005-Ar7 Cl A-2 Due 08-25-2035		117,910
	Wells Fargo Mtg Backed Secs	2005-14 Tr Cl I-A-9 5.5 Due 12-25-2035		97,935
	Wells Fargo Mtg Bkd Secs	2004-Aa Tr Mtg Pthru Ctf Cl A-1 Var 12-25-34		163,327
	Comm	2010-C1 Mtg 3.83% Due 07-10-2046		334,423
	Consumers Energy	5.5% Due 08-15-2016		461,984
	Copano Energy L L	7.125% Due 04-01-2021		550,834
	Corrections Corp	7.75% Due 06-01-2017		796,875
	Cpi Intl Inc	8% Due 02-15-2018		409,049
	Cumulus Media	7.75% Due 05-01-2019		491,250
	Cyrusone Lp	6.375% Due 11-15-2022		569,205
	Davita Inc	5.75 Due 08-15-2022		790,312
	Dish Dbs Corp	5.875% Due 07-15-2022		1,078,225
	Dow Chem Co	7.6% Due 05-15-2014		91,710
	Elizabeth Arden Inc	Sr Nt 7.375 Due 03-15-2021		411,240
	Emergency Med Svcs	8.125 Due 06-01-2019		527,100
	Entergy Gulf Sts	3.95% Due 10-01-2020		325,035
	Felcor Lodging Ltd	6.75% Due 06-01-2019		531,250
	Fmg Res August 2006 Pty Ltd	Term Bank Loan Due 10-18-2017		251,758
	Ford Mtr Cr Co Llc	Nt 8 Due 06-01-2014		109,039
	Ford Mtr Cr Co Llc	3.984 Due 06-15-2016		318,548
	Ford Mtr Cr Co Llc	4.207% Due 04-15-2016		426,646
	Fpl Group Cap Inc	Deb 7.875 Due 12-15-2015		119,318
	Genon Escrow Corp	9.5% Due 10-15-2018		646,640

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Goodyear Tire &	7% Due 05-15-2022		$360,360
	Griffon Corp	7.125% Due 04-01-2018		748,360
	Gs Mtg Secs Tr	2010-C1 Mtg Pass Ctfcl A-2 144a 4.592 8-10-2043		701,155
	Gxs Worldwide Inc	9.75% Due 06-15-2015		254,370
	Hca Hldgs Inc	6.25% Due 02-15-2021		461,250
	Hca Hldgs Inc	7.75% Due 05-15-2021		239,785
	Hca Inc	Sr Nt 7.5 Due 02-15-2022		286,250
	Hca Inc	5.875% Due 03-15-2022		488,288
	Health Mgmt Assocs Inc	New Sr Nt 7.375 01-15-2020		500,040
	Healthsouth Corp	8.125% Due 02-15-2020		547,321
	Hexion U S Fin	6.625 Due 04-15-2020		783,475
	Hornbeck Offshore	5.875 Due 04-01-2020		291,555
	Hornbeck Offshore	8% Due 09-01-2017		410,880
	Houghton International Inc	1st Lien Termln B Due 07-30-2019		252,032
	Hughes Satellite	6.5% Due 06-15-2019		551,250
	Iasis Cap Llc / Corp	8.375 Due 05-15-2019		487,620
	Igate Corp	9% Due 05-01-2016		487,688
	Infor Us Inc	11.5 Due 07-15-2018		703,170
	Intelsat	11.25% Due 02-04-2017		1,057,500
	Intl Lease Fin	8.25% Due 12-15-2020		533,048
	Ipalco Enterprises	5% Due 05-01-2018		209,500
	Isle Capri Casinos	7.75% Due 03-15-2019		313,552
	Isle Capri Casinos	8.875 Due 06-15-2020		381,500
	J P Morgan Mtg Tr	Fltg Rt 5.127099% Due 06-25-2035		119,444
	Jarden Corp	8% Due 05-01-2016		664,062
	Kinder Morgan	5.95% Due 02-15-2018		1,077,582

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Koppers Inc Pa	7.875% Due 12-01-2019		$357,500
	Level 3 Fing Inc	10% Due 02-01-2018		732,555
	Levi Strauss & Co	New 6.875 Due 05-01-2022 Reg		186,615
	Levi Strauss & Co	7.625% Due 05-15-2020		536,280
	Limited Brands Inc	5.625% Due 02-15-2022		543,750
	Linn Energy Llc	7.75% Due 02-01-2021		808,335
	Markwest Energy Part Fin	6.25 Due 06-15-2022		245,250
	Medassets Inc	Term Bank Loan Due 07-30-2019 Beo		249,875
	Mediacom Llc Corp	7.25 Due 02-15-2022		554,700
	Mercer Intl Inc	9.5% Due 12-01-2017		420,885
	Mgm Mirage Corp	Note 7.5% Due 06-01-2016/05-17-2007		683,182
	Mgm Resorts Intl	New Term Loan B Due 12-20-2019 Beo		505,000
	Michael Foods	9.75% Due 07-15-2018		552,500
	Michaels Stores	7.75% Due 11-01-2018		274,375
	Nbty Inc	Sr Nt 9 Due 10-01-2018		305,100
	Ncr Corp	New Sr Nt 144a 5 07-15-2022		419,711
	Norcraft Cos Lp	10.5% Due 12-15-2015		449,345
	Nrg Energy Inc	Sr Nt 8.5 Due 06-15-2019		292,600
	Nrg Energy Inc	7.875% Due 05-15-2021		499,500
	Nrg Energy Inc	8.25% Due 09-01-2020		340,480
	Oasis Pete Inc	New 7.25 Due 02-01-2019		735,300
	Penn Natl Gaming Inc	Term Ln B 2011 Due 07-16-2018 Beo		501,406
	Pinnacle Entmt Inc	7.75% Due 04-01-2022		106,500
	Pinnacle Entmt Inc	8.75% Due 05-15-2020		655,560
	Pinnacle Foods Fin	8.25% Due 09-01-2017		763,605
	Pinnacle Foods Fin	9.25% Due 04-01-2015		152,250

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Plains Expl &	6.5 Due 11-15-2020		$283,520
	Plains Expl &	7.625% Due 04-01-2020		239,725
	Pride Intl Inc Del	6.875% Due 08-15-2020		505,884
	Pvh Corp	Term Bank Loan Due 12-31-2019 Beo		753,750
	Pvh Corp	4.5 Due 12-15-2022		757,500
	Allison Transmission Inc	Sr Nt 144a 7.125 Due 05-15-2019/05-06-2011		283,955
	Amkor Tech Inc	Sr Nt 144a 6.375 10-01-2022		213,745
	Amsurg Corp	5.625 Due 11-30-2020		245,440
	As Amer Inc	Sr Secd Nt 144a 10.75%Due 01-15-2016/01-19-2011		143,080
	Baker & Taylor Acq Corp	Sr Secd 2nd Lien Nt 15 04-01-2017		182,850
	Belden Inc	Sr Sub Nt 144a 5.5% Due09-01-2022/08-27-2012		282,562
	Biomet Inc	Sr Nt 144a 6.5 Due 08-01-2020		642,812
	Brickman Group Hldgs Inc	Sr Nt 144a 9.125 Due 11-01-2018/10-14-2010		502,800
	Calpine Corp	Sr Secd Nt 144a 7.875% Due 01-15-2023/01-14-2011		466,690
	Calpine Corp	Sr Secd Nt 144a 7.5% Due 02-15-2021/10-22-2010		173,485
	Calumet Specialty Prods Prtnrs	Sr Nt 9.625 Due 08-01-2020		264,262
	Cequel Commun Hldgs I Llc	6.375 Due 09-15-2020		1,353,625
	Citibank Omni Master Tr	2009-A14 Nt Talf 144a Var Rt Due 08-15-2018		1,144,315
	Banc Amer	Remic Tr 2009-Uber2 Coml Mtg Ctf Var 12-24-49		463,080
	Coml	Mtg Passctf Ser2010-C1 Cl A1 144a 3.156 11-1-2015		483,962
	Csmc	Ser 2010-Rr1 Ctf Cl 2-A 144a Var Rt Due 09-15-2040		232,021
	Csmc	Ser 2010-Rr1 Ctf Cl 3-A 144a Var Rt Due 06-10-2049		231,264
	Dbrr	2012-Ez1 Tr Cmbs Re-Remicct Cl A Due 09-25-2045		594,631
	Dbubs	2011-Lc1 Mtg Tr Mtg Pt Ctf Cl A-2 Due 07-01-19		458,367
	Dbubs	2011-Lc2 Mtg Tr Cl A-2 3.386% Due 07-10-2044		1,078,188
	Gs Mtg Secs Tr	2010-C2 Var Rt Due 12-10-2043 Beo		121,043

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012
				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	J P Morgan Chase	Dtd 6-1-10 2010-C1 Cl A1 144a 3.853 Due 6-15-15		$503,263
	Rbscf Tr	2010-Rr3 Pass Ctf Cl Msci A 144a Var 6-16-2049		354,609
	Rbscf Tr	2010-Rr4 Pass Ctf Cl Wbcmt A 144a Var Rt 4-16-47		695,498
	Commscope Inc	Sr Nt 144a 8.25% Due01-15-2019/01-14-2011		600,060
	Crown Castle Intl Corp	Sr Nt 5.25 Due 01-15-2023 Beo		1,031,480
	Dish Dbs Corp	Sr Nt 144a 5% Due 03-15-2023 Beo		250,000
	Felcor Lodging Ltd Partnership	5.625 Due 3/1/2023		746,250
	Florida Gas Transmission Co	Sr Nt 144a 5.45% Due 07-15-2020/07-19-2010		584,027
	Fresenius Med Care Us Fin Ii Inc	5.875 Due 01-31-2022		535,990
	Fti Consulting Inc	Sr Nt 144a 6% Due 11-15-2022/11-27-2012		776,250
	Gray T.V Inc	Sr Nt 7.5 Due 10-01-2020		643,152
	Gulfmark Offshore Inc	Sr Nt 6.375 Due 03-15-2022		758,080
	Hertz Global Holdings Inc	Sr Nt 6.25 Bnds 10-15-2022		798,750
	Hologic Inc	Sr Nt 144a 6.25% Due 08-01-2020/08-01-2012		395,443
	Iac / Interactivecorp	Sr Nt 144a 4.75% Due 12-15-2022/12-21-2012		746,250
	Intl Lease Fin Corp	Sr Secd Nt 144a 6.5 Due 09-01-2014/08-20-2010		2,028,250
	Intl Lease Fin Corp	Sr Secd Nt 144a 6.75 Due 09-01-2016/08-20-2010		112,250
	Kraft Foods Group Inc	Nt 1.625 Due 06-04-2015		101,777
	Landrys Inc	Sr Nt 9.375 Due 05-01-2020		561,260
	Legend Acqstn Sub Inc	Sr Nt 10.75 Due 08-15-2020		245,255
	Loc Tv Fin Llc / Corp	9.25 Due 06-15-2015		336,746
	Mead Prods Llc / Acco Brands Corp	Sr Nt 6.75 Due 04-30-2020		690,900
	Midstates Pete Co Inc	Sr Nt 10.75 Due 10-01-2020		236,937
	Montefiore Med Ctr Ny	Gnma Coll Taxbl Rev Bd 144a Due 05-20-27		577,437
	Ncr Corp	New Sr Nt 144a 4.625% Due02-15-2021/12-18-2012		400,000
	Nexstar Broadcasting Inc	6.875 Due 11-15-2020		505,941

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Nuance Communications Inc	5.375 Due 08-15-2020/08-14-2012		$889,295
	Oil Sts Intl Inc	Sr Nt 5.125% Due 01-15-2023 Beo		760,312
	Penske Automotive Group Inc	Sr Subnt 5.75 Due 10-01-2022		772,500
	Prospect Med Hldgs Inc	Sr Secd Nt 8.375 Due 05-01-2019		487,307
	Prov Fdg As Lp / Pfg Fin Cp	Sr Nt 144a 10.125 Due 02-15-19/02-15-11		243,705
	Sba Telecommunications Inc	Sr Nt 5.75 Due 07-15-2020		796,875
	Scientific Games Intl Inc	6.25 Due09-01-2020/08-20-2012		516,250
	Sealed Air Corp New	Sr Nt 144a 8.375% Due 09-15-2021/10-03-2011		627,232
	Sequa Corp	Sr Nt 144a 7% Due 12-15-2017/12-19-2012		503,125
	Shearers Foods Llc / Chip Fin Corp	Sr Secd Nt 9 11-01-2019		329,700
	Sinclair Television Group Inc	Sr Nt 6.125 Due 10-01-2022		819,285
	Spectrum Brands Escrow Corp	Sr Nt 144a 6.375 Due 11-15-2020/11-16-2012		428,400
	Starz Llc / Starz Fin Corp	Sr Nt 5due 09-15-2019		232,675
	Steelriver Transm Co Llc	Sr Nt 144a 4.71 Due 06-30-2017/11-22-2010		185,427
	Sungard Data Systems Inc	Sr Sub Nt6.625 Due 11-01-2019		1,022,500
	Surgical Care Affiliates Llc	Sr Pik Eltn Nt 144a 8.875 07-15-2015		204,525
	Surgical Care Affiliates Llc	Sr Sub Nt 144a 10 Due 07-15-2017		283,872
	Tempur-Pedic Intl Inc	Sr Nt 144a 6.875% Due 12-15-2020/12-19-2012		514,375
	Tenet Healthcare Corp	Sr Nt 6.75 Due 02-01-2020 Beo		772,500
	Trans Hldg Co Inc	Sr Pik Toggle Nt 8.125 Due 06-15-2018		205,467
	Transdigm Inc	Sr Sub Nt 144a 5.5% Due 10-15-2020/10-15-2012		266,240
	Tw Telecom Hldgs Inc	Sr Nt 5.375 Due 10-01-2022		261,875
	Universal Hosp Svc	7.625 Due 08-15-2020		538,466
	Upc Hldg Bv	Sr Nt 144a 9.875% Due 04-15-2018/04-15-2014		376,290
	Us Foodservice Inc Del	Sr Nt 144a 8.5% Due 06-30-2019/05-11-2011		765,000
	Valeant Pharmaceuticals Intl	Gtd Nt 144a 6.875 Due 12-01-2018/11-23-2010		538,750

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Wmg Acquisition Corp	Sr Secd Nt 144a 6% Due 10-15-2020/11-01-2012		$896,750
	Qep Res Inc	5.375 Due 10-01-2022 Reg		548,047
	Rbs Global Inc	8.5 Due 05-01-2018		636,161
	Regal Cinemas Corp	8.625 Due 07-15-2019		383,435
	Regal Entmt Group	9.125% Due 08-15-2018		108,155
	Rent A Ctr Inc New	Sr Nt 6.625 11-15-2020		545,000
	Reynolds Group Issuer Inc	9.875 Due 8/15/2019		1,066,790
	Reynolds Group	9% Due 04-15-2019		156,000
	Sequa Corp	Term Ln B Due 06-30-2017 Beo		754,063
	Sesi L L C	6.375 Due 05-01-2019		449,400
	Sesi L L C	7.125 Due 12-15-2021		228,062
	Slm Corp	Med Term Nts Tra # Tr 00102 01/16/07 Var 01-27-14		792,489
	Slm Corp	Medium 8.45% Due 06-15-2018		117,000
	Slm Corp	6.25 Due 01-25-2016		217,500
	Southwestn Elec	5.375% Due 04-15-2015		428,571
	Spirit Aerosystems	7.5% Due 10-01-2017		802,500
	Springleaf Finance Corp	Term Loanb Due 05-10-2017		695,407
	Ssi Invts Ii Ltd / Ssi Co Issuer Llc	Sr Nt 11.125 Due 06-01-2018		409,313
	Subn Propane	7.375% Due 08-01-2021		346,913
	Sungard Data Systems Inc	Term Loan D Due01-20-2020 Beo		756,563
	Syniverse Hldgs	9.125% Due 01-15-2019		276,483
	Terex Corp	6 Due 05-15-2021		526,250
	Toledo Edison Co	7.25% Due 05-01-2020		635,583
	Tomkins Llc	9 Due 10-01-2018		145,600
	Trans Un Llc / Fing Corp	11.375 Due 6/15/2018		457,845
	Transdigm Inc	7.75% Due 12-15-2018		226,781
	Transunion Hldg Co Inc	9.625 Due 06-15-2018 Reg		168,143

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Corporate debt instruments (continued)
	Treehouse Foods	7.75% Due 03-01-2018		$813,750
	Tribune Co	Bank Term Loan Due 07-30-2019beo		748,688
	United Surgical Partners Intl Inc	Incremental Term Loan Due 04-03-2019		503,958
	United Surgical Partners Intl Inc	9 Due 04-01-2020		623,820
	Usi Holdings Corp	Term Bank Loan Due 12-27-2019 Beo		498,335
	Vanguard Hlth Hldg	8% Due 02-01-2018		517,500
	Warner Chilcott Co Llc	Term Loan B4 Due 08-20-2017 Beo		831,250
	Warner Chilcott Co Llc	Term Loan B5 Due 08-20-2017 Beo		166,320
	Weyerhaeuser Co	7.375% Due 10-01-2019		247,187
	Windstream Corp	7.5 Due 04-01-2023		1,118,808
	Petroleos De Venezuela S	8.5% 02/11/2017		312,400
	Petroleos De	8.5% Due 11-02-2017		108,625

	Common Stock
	Pac Ry Ltd Com Cdn Pac Ry Ltd	57,500 Shares Of Common Stock		5,843,150
	Jazz Pharmaceuticals Plc	6,550 Shares Of Common Stock		348,460
	Adr Royal Dutch Shell Plc	73,500 Sponsored Adr Repstg A Shs		5,067,825
	Liberty Media	10,900 Shares Of Common Stock		1,264,509
	Aes Corp	328,000 Shares Of Common Stock		3,509,600
	Agco Corp	4,475 Shares Of Common Stock		219,812
	Allstate Corp	136,825 Shares Of Common Stock		5,496,260
	American Express Co	86,100 Shares Of Common Stock		4,949,028
	American Wtr Wks Co Inc New	7,050 Shares Of Common Stock		261,767
	Ameriprise Finl Inc	45,200 Shares Of Common Stock		2,830,876
	Amgen Inc	52,944 Shares Of Common Stock		4,570,126
	Apache Corp	26,600 Shares Of Common Stock		2,088,100

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value

	Common Stock (continued)
	Ashland Inc New	6,050 Shares Of Common Stock		$486,481
	At&T Inc	284,300 Shares Of Common Stock		9,583,753
	Avery Dennison Corp	5,550 Shares Of Common Stock		193,806
	Avon Products Inc	153,534 Shares Of Common Stock		2,204,748
	Baker Hughes Inc	86,055 Shares Of Common Stock		3,514,486
	Bank Of America Corp	714,600 Shares Of Common Stock		8,289,360
	Bemis Co Inc	5,450 Shares Of Common Stock		182,357
	Boeing Co	38,700 Shares Of Common Stock		2,916,432
	Broadcom Corp	16,975 Shares Of Cl A Common Stock		563,740
	Cablevision Sys Corp	118,100 Shares Of Cl A Common Stock		1,764,414
	Cadence Design Sys Inc	60,775 Shares Of Common Stock		821,070
	Calpine Corp Com New Stk	17,150 Shares Of Common Stock		310,930
	Celanese Corp Del	82,100 Shares Of Ser A Common Stock		3,655,913
	Cf Inds Hldgs Inc	1,376 Shares Of Common Stock		279,548
	Charles Riv Labs Intl Inc	9,100 Shares Of Common Stock		340,977
	Chevron Corp	107,071 Shares Of Common Stock		11,578,658
	Cisco Systems Inc	274,400 Shares Of Common Stock		5,391,960
	Cleco Corp New	17,025 Shares Of Common Stock		681,170
	Cms Energy Corp	31,300 Shares Of Common Stock		763,094
	Coca-Cola Enterprises Inc New	11,550 Shares Of Common Stock		366,482
	Comcast Corp New	116,238 Shares Of Cl A Common Stock		4,344,976
	Consol Energy Inc	93,600 Shares Of Common Stock		3,004,560
	Corelogic Inc-W/I	11,100 Shares Of Common Stock		298,812
	Covidien Plc	91,600 Shares Of Common Stock		5,288,984
	Cytec Ind	350 Shares Of Common Stock		24,091

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common Stock (continued)
	Dell Inc	420,600 Shares Of Common Stock		$4,260,678
	Delphi Automotive Plc	7,075 Shares Of Common Stock		270,619
	Delta Air Lines Inc Del	21,150 Shares Of Common Stock		251,051
	Discover Finl Svcs	21,350 Shares Of Common Stock		823,043
	Eaton Corp Plc	13,575 Shares Of Common Stock		735,765
	Emcor Group Inc	5,650 Shares Of Common Stock		195,547
	Emerson Electric Co	50,400 Shares Of Common Stock		2,669,184
	Energen Corp	21,725 Shares Of Common Stock		979,580
	Entergy Corp New	79,354 Shares Of Common Stock		5,058,818
	Eqt Corp	52,700 Shares Of Common Stock		3,108,246
	Exelon Corp	150,500 Shares Of Common Stock		4,475,870
	Expedia Inc Del New	5,975 Shares Of Common Stock		367,164
	Exxon Mobil Corp	125,000 Shares Of Common Stock		10,818,750
	Fei Co	7,475 Shares Of Common Stock		414,564
	Fidelity National Financial Inc	20,350 Shares Of Cl A Common Stock		479,243
	Fidelity Natl Information Svcs Inc	16,950 Shares Of Common Stock		590,030
	Foot Locker Inc	27,900 Shares Of Common Stock		896,148
	Gen Mtrs Co	229,600 Shares Of Common Stock		6,619,368
	General Electric Co	399,463 Shares Of Common Stock		8,384,728
	Gnc Hldgs Inc Gnc Holdings Inc	20,125 Shares Of Common Stock		669,760
	Goldman Sachs Group Inc	16,219 Shares Of Common Stock		2,068,896
	Hain Celestial Group Inc	6,225 Shares Of Common Stock		337,520
	Hcc Ins Hldgs Inc	10,000 Shares Of Common Stock		372,100
	Helmerich & Payne Inc	5,250 Shares Of Common Stock		294,053
	Hertz Global Hldgs Inc	26,025 Shares Of Common Stock		423,427
	Hess Corp	71,700 Shares Of Common Stock		3,797,232

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common Stock (continued)
	Hollyfrontier Corp	16,475 Shares Of Common Stock		$766,911
	Honeywell Intl Inc	64,400 Shares Of Common Stock		4,087,468
	Ill Tool Wks Inc	56,200 Shares Of Common Stock		3,417,522
	Ingersoll-Rand Plc	62,000 Shares Of Common Stock		2,973,520
	International Business Machs Corp	14,700 Shares Of Common Stock		2,815,785
	Intl Paper Co	243,800 Shares Of Common Stock		9,712,992
	Invesco Ltd	131,100 Shares Of Common Stock		3,420,399
	Johnson & Johnson	108,100 Shares Of Common Stock		7,577,810
	Jpmorgan Chase & Co	286,003 Shares Of Common Stock		12,575,552
	Kbr Inc	11,275 Shares Of Common Stock		337,348
	Kellogg Co	66,800 Shares Of Common Stock		3,730,780
	Keycorp New	43,200 Shares Of Common Stock		363,744
	Kohls Corp	122,358 Shares Of Common Stock		5,258,947
	Kroger Co	10,550 Shares Of Common Stock		274,511
	Lincoln Natl Corp	39,725 Shares Of Common Stock		1,028,878
	Lockheed Martin Corp	23,100 Shares Of Common Stock		2,131,899
	Lowes Cos Inc	261,800 Shares Of Common Stock		9,299,136
	M D C Hldgs Inc	6,425 Shares Of Common Stock		236,183
	Macys Inc	10,125 Shares Of Common Stock		395,078
	Marathon Pete Corp	3,000 Shares Of Common Stock		189,000
	Marsh & Mclennan Co's Inc	209,053 Shares Of Common Stock		7,206,057
	Merck & Co Inc New	229,790 Shares Of Common Stock		9,407,603
	Metlife Inc	83,300 Shares Of Common Stock		2,743,902
	Microsoft Corp	320,061 Shares Of Common Stock		8,555,231
	Murphy Oil Corp	47,100 Shares Of Common Stock		2,804,805

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common Stock (continued)
	Newell Rubbermaid Inc	27,350 Shares Of Common Stock		$609,085
	Newfield Exploration	104,500 Shares Of Common Stock		2,798,510
	Nisource Inc	31,925 Shares Of Common Stock		794,613
	Noble Corporation (Switzerland)	10,750 Shares Of Common Stock		374,315
	Nrg Energy Inc New	250,900 Shares Of Common Stock		5,768,191
	Nucor Corp	59,325 Shares Of Common Stock		2,561,654
	Nxp Semiconductors N V	12,475 Shares Of Common Stock		328,966
	Peabody Energy Corp	19,425 Shares Of Common Stock		516,899
	Pepsico Inc	71,306 Shares Of Common Stock		4,879,470
	Perkinelmer Inc	15,050 Shares Of Common Stock		477,687
	Pfizer Inc	459,360 Shares Of Common Stock		11,520,749
	Pier 1 Imports Inc	7,350 Shares Of Common Stock		147,000
	Pnc Financial Services Group	49,718 Shares Of Common Stock		2,899,057
	Ppg Ind Inc Com	2,550 Shares Of Common Stock		345,143
	Ppl Corp Com Isin Us69351t1060	13,025 Shares Of Common Stock		372,906
	Procter & Gamble Com Npv	105,909 Shares Of Common Stock		7,190,162
	Pvh Corp Com Usd1	4,350 Shares Of Common Stock		482,894
	Raymond James Fncl Inc Com Stk	14,750 Shares Of Common Stock		568,318
	Raytheon Co Usd0.01	66,600 Shares Of Common Stock		3,833,496
	Regions Finl Corp New Com	119,400 Shares Of Common Stock		850,128
	Riverbed Technology Inc Com	30,275 Shares Of Common Stock		597,023
	Ryder Sys Inc Com	11,750 Shares Of Common Stock		586,678
	S.W. Airl Co Com	661,400 Shares Of Common Stock		6,772,736
	Schlumberger Ltd Com Com	13,000 Shares Of Common Stock		900,770
	Schwab Charles Corp Com New	208,894 Shares Of Common Stock		2,999,718

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common Stock (continued)
	Sirona Dental Sys Inc Com Stk	10,925 Shares Of Common Stock		$704,226
	Skyworks Solutions Inc Com	23,250 Shares Of Common Stock		471,975
	Slm Corp Com	195,375 Shares Of Common Stock		3,346,774
	Smucker J M Co Com New Com New	7,500 Shares Of Common Stock		646,800
	Snap-On Inc Com	1,525 Shares Of Common Stock		120,460
	Spectra Energy Corp	181,100 Shares Of Common Stock		4,958,518
	St Joe Co	114,100 Shares Of Common Stock		2,633,428
	Sun Tr Banks Inc	14,375 Shares Of Common Stock		407,531
	Te Connectivity Ltd	76,500 Shares Of Common Stock		2,839,680
	Texas Instruments Inc	77,200 Shares Of Common Stock		2,388,568
	The Madison Square Garden Co	30,800 Shares Of Common Stock		1,365,980
	Thermo Fisher Corp	77,300 Shares Of Common Stock		4,930,194
	Thor Inds Inc	12,125 Shares Of Common Stock		453,839
	Time Warner Cable Inc	87,090 Shares Of Common Stock		8,464,277
	Time Warner Inc	144,793 Shares Of Common Stock		6,925,449
	Trinity Ind Inc	6,950 Shares Of Common Stock		248,949
	Triumph Group Inc New	10,175 Shares Of Common Stock		664,428
	Tyson Foods Inc (Delaware)	9,575 Shares Of Cl A Common Stock		185,755
	Union Pac Corp	62,600 Shares Of Common Stock		7,870,072
	United Technologies Corp	80,400 Shares Of Common Stock		6,593,604
	Us Bancorp	168,035 Shares Of Common Stock		5,367,038
	Utd Rentals Inc	17,775 Shares Of Common Stock		809,118
	Valero Energy Corp New	13,325 Shares Of Common Stock		454,649
	Validus Holding Ltd	23,900 Shares Of Common Stock		826,462
	Valueclick Inc	23,050 Shares Of Common Stock		447,401

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common Stock (continued)
	Vulcan Materials Co	68,000 Shares Of Common Stock		$3,539,400
	Wal-Mart Stores Inc	39,800 Shares Of Common Stock		2,715,554
	Wells Fargo & Co New	125,804 Shares Of Common Stock		4,299,981
	Western Union Co	189,594 Shares Of Common Stock		2,580,374
	Xl Group Plc Ord	158,300 Shares Of Common Stock		3,966,998
	3m Co	79,100 Shares Of Common Stock		7,344,435
	5th 3rd Bancorp	262,296 Shares Of Common Stock		3,984,276
	Biomed Rlty Tr Inc Com	31,875 Reit Tr Sh Ben Int		616,144
	Brandywine Rlty	60,475 Reit Tr Sh Ben Int		737,190
	Cbl & Assoc Pptys Inc	23,375 Reit Tr Sh Ben Int		495,784
	Digital Rlty Tr Inc	3,050 Reit Tr Sh Ben Int		207,065
	Dupont Fabros Tech Inc	7,350 Reit Tr Sh Ben Int		177,576
	Home Props Inc Com	2,100 Reit Tr Sh Ben Int		128,751
	Kilroy Rlty Corp	16,125 Reit Tr Sh Ben Int		763,841
	Weyerhaeuser Co	6,925 Shs		192,654

	Employer Stock
*	Morgan Stanley	53,343,870 Shares Of Employer Common Stock		1,019,934,795

	Common Collective Trusts
*	Northern Trust	Short-Term Investment Fund		12,877,740
	Artisan	International Fund; 3,534,295.510 Shares		57,997,789
	Blackrock	Extended Eqty Market Fund F; 2,224,508.650 Shs		56,753,580

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Common Collective Trusts (continued)
	Blackrock	Lifepath Index Retirement Fund J; 3,747,112.490 Shs		$46,913,848
	Blackrock	Lifepath Index 2015 Fund J; 8,427,185.840 Shares		100,367,783
	Blackrock	Lifepath Index 2025 Fund J; 5,596,677.380 Shares		64,249,856
	Blackrock	Lifepath Index 2030 Fund J; 6,236,963.450 Shares		70,228,208
	Blackrock	Lifepath Index 2035 Fund J; 12,064,464.410 Shares		133,432,976
	Blackrock	Lifepath Index 2040 Fund J; 4,410,051.300 Shares		47,981,358
	Blackrock	Lifepath Index 2045 Fund J; 3,789,815.900 Shares		40,513,132
	Blackrock	Lifepath Index 2050 Fund J; 3,306,392.460 Shares		35,345,335
	Blackrock	Lifepath Index 2055 Fund J; 538,322.370 Shares		6,820,544
	Blackrock	Lifepath Index 2020 Fund J; 5,678,322.240 Shares		66,322,804
	Blackrock	Us Debt Fund F; 7,960,915.650 Shares		101,899,720
*	Mellon	Eb Dl Stk Index Fund; 2,976,719.870 Shares		389,733,002
	Blackrock	Msci Acwi Ex-Us Fund F; 3,175,518.040 Shares		62,176,643
	Pyramis	Select International Small Cap Fd; 1,141,258.130 Shs		39,613,070

	Mutual Funds (RIC’s)
*	MSIF	Emerging Mkts I Fund; 12,731,711.750 Shares		330,260,603
	Eaton Vance	Global Macro Absolute Ret Fd; 1,816,908.550 Shs		17,860,211
*	MSIF	International Equity I; 15,756,013.440 Shares		226,098,793
	Highbridge	Dynamic Comm Strtgy Fd Cl R5; 432,122.020 Shs		6,054,030
*	MSIF	Mid Cap Growth I; 6,112,067.070 Shares		212,333,210
*	MSIF	Cap Growth I; 13,361,878.720 Shares		361,438,819
*	MSIF	Global Real Estate I Fund; 14,462,823.840 Shares		141,301,789
*	MSIF	Small Company Growth I; 5,964,101.640 Shares		84,451,679

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Mutual Funds (RIC’s) (continued)
	Pimco	Foreign Bond Fund (unhedged); 4,722,151.660 Shares		$51,424,232
	Royce	Special Equity Fund; 6,928,440.280 Shares		145,635,815
	Blackrock	Liquidity Fds ; 596,179,889.440 Shs		596,179,889
	Pimco	Low Duration Open End Fd; 1,812,211.100 Shs		19,046,339

	Other
	Australia(Cmnwlth)	4% Idx Lkd 20/8/20 Aud1000		1,205,590
	New Sth Wales Tsy	2.75% I/Lkd 20/11/25 Aud		407,193
	Australia(Cmnwlth)	Tranche # Tr 00008 2.9% Due 09-10-2014		520,515
	Brazil(Fed Rep Of)	10% Tsy Nt 01/01/2021brl		9,995,146
	Irs Brl	Zero 8.32% Jcsius33 02/01/2017swu023va3		4,786
	Irs Brl	Zero 8.415% Deutgb2l 02/01/2017		10,678
	Canada	Govt Bd 2.75% 01/09/2016		1,160,791
	Canada Housing	Tr Bnds 2.45% 15/12/2015		724,591
	Canada(Govt Of)	I/L 1.5% Bds 01/12/44 Cad1000		843,100
	Canada(Govt Of)	3% Rrb 01/12/2036 Cad1000		97,088
	Canada(Govt Of)	4.25% Rrb 01/12/21		416,356
	Ont (Prov Of)	Bd 1.875 Due 09-15-2015		517,448
	Chile(Rep Of)	5.5% Bds 05/08/20		166,624
	Colombia(Rep Of)	12% Bds 22/10/15 Cop1000000		1,843,493
	Colombia(Rep Of)	4.375% Bds 21/03/23 Cop5000		1,724,397
	Colombia(Rep Of)	9.85% Snr Bds 28/06/27		2,267,617
	Costa Rica Rep	Gdr Repstg Gdn 144a 11.5%Due 12-21-2022		866,765
	Dominican Rep	Gdr Repstg Gdn Reg S 16% Due 07-10-2020		777,143
	Hungary(Rep Of)	6.75% Bds 24/02/17		2,567,893
	Hungary(Rep Of)	6.75% 22/08/2014		650,747

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other (continued)
	Danfin Fdg Ltd	Secd Fltg Rate Nt Program1 Adj Rt 07-16-2013		$501,336
	Buoni Poliennali Del Tes	Bnds 2.1% 15/09/2016		427,346
	Italy(Republic Of)	2.35% Inf Idx Lnk Bds 15/09/2019		288,761
	Export Import Bk Korea	Nt 5.125% Due 06-29-2020		574,549
	Malaysian	Government Bnds 3.434% 15/08/2014		3,123,494
	Mexico(Utd Mex St)	2% I/Lkd Bds 9/06/22		2,751,460
	Mexico(Utd Mex St)	7.5% Bds 03/06/2027		1,239,205
	Mexico(Utd Mex St)	8% Bds 11/06/2020		8,482,238
	Waha Aerospace B V	Gtd Bd 144a 3.925 Due07-28-2020		606,900
	New Zealand(Govt)	Idx/Lkd Bds 20/09/2025		533,916
	Nigeria	T-Bill 24/10/2013		413,705
	Nigeria	Treasury Bond 16.39% 27/01/2022		404,791
	Peru(Rep Of)	8.6% Bds 12/08/17 Pen100		857,554
	Peru(Republic Of)	Bnds 8.2% 12/08/2026		1,715,886
	Peru Rep	Gdr Repstg Gdn 144a 6.95% Due 08-12-2031		941,406
	Poland(Rep Of)	5.25% Bds 25/10/17		687,122
	Poland(Rep Of)	5.5% Bds 25/10/19		3,879,541
	Poland(Rep Of)	5.75% Bds 25/04/2029		718,466
	Poland(Republic Of)	5.75% Bds 25/10/2021		3,623,749
	Russia Fedn	Bd Rub 7.85% 10/03/2018		1,609,352
	Russian Federation	7.85% Bds 10/03/18		3,381,351
	Sth Africa(Rep Of)	7.25% Nts 15/01/		8,440,938
	Thailand(Kingdom)	4.25% Bds 13/03/13		862,214
	Thailand(Kingdom)	5.25% Bds 12/05/14		492,567
	Thailand(Kingdom)	5.25% Bds 13/07/13		1,005,791

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other (continued)
	Turkey	Govt Bd T-Bond 0.0% 20/02/2013		$1,611,408
	Turkey(Rep Of)	0% Bds 15/05/13 Try '1695'		2,047,124
	Turkey(Rep Of)	10.5% Bds 15/01/20		411,064
	Turkey(Rep Of)	10% Bds 17/06/2015		1,804,844
	Turkey(Rep Of)	9% Bds 08/03/17		1,720,917
	Turkey(Republic Of)	9% Bds 27/01/16		965,047
	Uk(Govt Of)	0.125% Idx Lkd Gilt Due 22 Mar 2029		176,288
	Uk(Govt Of)	1.25% I/L Stk 22/11/55		304,113
	Uk(Govt Of)	1.25% I/L Stk 22/11/2032		4,214,335
	Bay Area Toll Auth	Calif Toll Brdg Rev 7.043% 04-01-2050		360,095
	California St	5.7% 11-01-2021 Beo Taxable		116,175
	California St	7.7% 11-01-2030 Taxable		124,207
	California St	7.95 03-01-2036		123,718
	Dallas Tex	Muni Bond 5% 02-15-2024 Beo		495,184
	Harris Cnty Tex	Muni Bond 5% 08-15-2022 Beo		128,720
	Harris Cnty Tex	Muni Bond 5% 08-15-2026 Beo		124,099
	Harris Cnty Tex	Muni Bond 5% 08-15-2027 Beo		123,513
	Harris Cnty Tex	Muni Bond 5% 08-15-2029 Beo		364,353
	Indiana St Fin Auth Rev	Muni Bond 6.596% 02-01-2039 Beo Taxable		957,053
	Los Angeles Calif Dept Wtr & Pwr	5.516% 07-01-2027		367,932
	Los Angeles Cnty Calif Pub Wks	Fing Authlease Rev 6.091% 08-01-2022 Taxable		462,232
	Metro Wastewtr Reclamation Dist Co	Swrrev 5.018% 04-01-2020 Beo Taxable		486,620
	Michigan St Univ Revs	6.173% 02-15-2050 Beo Taxable		598,425
	New York St Dorm Auth	St Pers Income Taxrev 5.289% 03-15-2033 Taxable		586,995
	Nibc Bank Nv	2.8% Due 12-02-2014		1,038,255
	Port Auth N Y & N J	5.647 One Hundred Sixty(Fifth)		959,160

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other (continued)
	Seminole Cnty Fla Wtr & Swr Rev	6.443% 10-01-2040 Beo		$462,232
	State Of Illinois	4.071 01/01/14 Us Fed Taxable		103,008
	Texas Transn Commn St Hwy Fd Rev	5.028% 04-01-2026 Beo		605,285
	Univ Cal Regts Med Ctr Pooled Rev	5.435 Due 05-15-2023 Reg Taxable		1,413,048
	Venezuela Rep	Global Bd 9.25% Due 09-15-2027 Reg		635,000
	Venezuela(Republic	Wts 15/4/2020-Oil Oblg		68,906

	Other - Shorts/Swaps/Options/Futures
	Citius33	3mlibor/6m 1.7% European 03-18-2013		(35,121)
	Citius33	3mlibor/6m 1.7% European 03-18-2013		(50,730)
	Csfpgb2l	3mlibor/6m 1.4% European 03-18-2013		(171,013)
	Csfpgb2l	3mlibor/6m 1.4% European 03-18-2013		(114,823)
	Deutgb2l	3mlibor/6m 1.7% European 03-18-2013		(50,730)
	Deutgb2l	3mlibor/6m 1.7% European 03-18-2013		(11,707)
	Deutgb2l	3mlibor/Usd 6m 1.7% European 03-18-2013		(19,512)
	Deutgb2l	3mlibor/6m 1.7% European 03-18-2013		(23,414)
	Deutgb2l	3mlibor/6m 1.7% European 03-18-2013		(35,121)
	Deutgb2l	3mlibor/6m 1.7% European 03-18-2013		(27,316)
	Deutgb2l	3mlibor/6m 1.7% European 03-18-2013		(15,609)
	Deutgb2l	3mlibor/6m 1.7% European 03-18-2013		(35,121)
	Deutgb2l	3mlibor/3mlibor/6m 1.7% European 03-18-2013		(62,437)
	Gscmus33	3mlibor/3mlibor/6m 1.2% European 03-18-2013		(6,290)
	Barcus33	Sell Prot Cdx Ems15v1 5y 06-20-2016 Swpc630l9		10,274
	Citius33	Sell Protcdx Ems14v1 5y 12-20-2015 Swpc286j1		125,652
	Barcus33	Purc Protsociete Generale 06-20-2014 Swpc102q7		-
	Barcus33	Swap 06-20-2014 Swpc102q7		(4,871)

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other - Shorts/Swaps/Options/Futures (continued)
	BNPAGB22	Purc Prot Intesa Sanpaolo S.P. 03-20-2014 Swpc325q8		$-
	BNPAGB22	Swap 03-20-2014 Swpc325q8		(23,021)
	BOFAUS6S	Swap 06-20-2017 Swpc174t4		(718)
	CHASUS33	Sell Protqatar(State Of) 03-20-2016 Swpc238l5		3,581
	CHASUS33	Sell Protbp Cap Mkts Amer Inc 06-20-2015 Swpc410h4		58,493
	CHASUS33	Swap 03-20-2016 Swpc238l5		-
	CHASUS33	Swap 09-20-2015 Swpc900h1		(1,189)
	CITIUS33	Sell Prot On Tx St 03-20-2021 Swpc26ar2		4,765
	CSFPGB2L	Sell Protensco Intl Inc 03-20-2014 Swpc157l2		1,645
	CSFPGB2L	Swap 03-20-2014 Swpc157l2		-
	DEUTGB2L	Sell Prot On Ca St 03-20-2021 Swpc8c664		10,881
	DEUTGB2L	Sell Protqatar(State Of) 03-20-2016 Swpc256l2		1,791
	DEUTGB2L	Sell Protjapan 12-20-2015 Swpc500j1		1,674
	DEUTGB2L	Sell Protnew Jersey St 03-20-2021 Swpc8b666		7,698
	DEUTGB2L	Swap 03-20-2016 Swpc256l2		-
	DEUTGB2L	Swap 12-20-2015 Swpc500j1		-
	GSILGB2X	Sell Protbp Cap Mkts Amer Inc 06-20-2015 Swpc436h4		11,699
	GSILGB2X	Sell Protjapan 12-20-2015 Swpc501j0		3,348
	GSILGB2X	Sell Prot Japan 12-20-2015 Swpc804j4		11,718
	GSILGB2X	Swap 06-20-2015 Swpc436h4		-
	GSILGB2X	Swap 12-20-2015 Swpc501j0		-
	GSILGB2X	Swap 12-20-2015 Swpc804j4		-
	RBOSGB2RTCM	Sell Protjapan12-20-2015 Swpc753j5		1,674
	RBOSGB2RTCM	Swap 12-20-2015 Swpc753j5		-
	CITIUS33	Ir Swap 217.965%/Cpurn 09-29-2020 317526ce9		(354)

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other - Shorts/Swaps/Options/Futures (continued)
	DEUTGB2L	IR SWAP 218.011%/CPURN 10-13-2020 317513RG6		$(4,644)
	BARCUS	IR SWAP USD CME 19/12/2042 SWU000T30		86,735
	GOLDUS	IR SWAP USD CME 19/12/2022 SWU000O01		38,880
	GOLDUS	IR SWAP USD CME 19/12/2022 SWU000O01		49,023
	SBSIUS	IR SWAP USD CME 19/12/2042 SWU000T30		105,321
	GOLDUS33	IR SWAP USD 04/01/2018 SWU002JF0		521
	MRMDUS33	IR SWAP USD 04/01/2018 SWU002JK9		3,993
	MRMDUS33	IRS USD MRMDUS33 04/01/2018 SWU002JK9		3,993
	SBSIUS33	IRS USD SBSIUS33 04/01/2018 SWU002JE3		25,220
	SWAP	IRS 06-20-2015 SWU0908U4		(1,437)
	SWAP	IRS 06-20-2022 SWU0640U7		(107,635)
	BOFAUS6S	6M 1.65%/3MLIBOR European 317U830D0 3/18/2013		(3,058)
	BOFAUS6S	6M 1.65%/3MLIBOR European 317U830D0 03-18-2013		(655)
	CITIUS33	6M 1.7%/3MLIBOR European 317U881C0 03-18-2013		(93)
	CITIUS33	6M 1.7%/3MLIBOR European 317U881C0 03-18-2013		(65)
	CITIUS33	6M 2.5%/3MLIBOR European 317U498D3 09-21-2013		(34,069)
	CITIUS33	6M 3.45%/3MLIBOR European 317U497D4 09-21-2013		39,811
	CSFPGB2L	6M 1.4%/3MLIBOR European 317U851C6 03-18-2013		(1,447)
	CSFPGB2L	6M 1.4%/3MLIBOR European 317U851C6 03-18-2013		(2,155)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(65)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(22)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(115)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(29)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(93)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(50)

(continued)

MORGAN STANLEY 401(k) PLAN
Plan Number 003, Employer Identification Number 20-8764829
FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

				(e)
	(b)	(c)	(d)	Current
(a)	Identity of Issuer	Description of Investment	Cost**	Value
	Other - Shorts/Swaps/Options/Futures (continued)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		$(36)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(43)
	DEUTGB2L	6M 1.7%/3MLIBOR European 317U878C5 03-18-2013		(65)
	DEUTGB2L	6M 2.85%/3MLIBOR European 317U993C5 04-14-2014		(7,263)
	DEUTGB2L	6M 3.875%/3MLIBOREuropean 317U994C4 04-14-2014		15,342
	GSCMUS33	6M 1.65%/3MLIBOR European 317U833D7 03-18-2013		(5,243)
	RBOSGB2RTCM	2.5 / LIBOR European 317U484D9 09-21-2015		(55,159)
	RBOSGB2RTCM	3.45 / LIBOR European 317U488D5 09-21-2015		63,698
	DEUTGB2L	2.25%/US CPI 07-15-2017SWU023GG7		32,742
	DEUTGB2L	2.5%/US CPI 07-15-2022 SWU036VD9		74,156
	Investments- at Fair Value			$5,540,745,975

	Various Participants	Participant Loans (secured by account, rates ranging from 4.25% to 10.50%; with maturity dates ranging from 2013 to 2027)		$73,169,879
* Party-in-interest
** Cost information is not required for participant-directed investments and therefore is not included.

See Report of Independent Registered Public Accounting Firm

(concluded)